OFFERING MEMORANDUM DATED FEBRUARY 25, 2026

AMASS Brands Inc.
927 South Santa Fe Avenue, Los Angeles, CA 90021
AMASSbrandsgroup.com

Up to $4,255,690.00 or 354,620 shares of Common Stock, including a transaction fee, plus up to a maximum of 88,655 "Bonus Shares" available to early investors for no additional consideration

Target Investment Amount: $10,258.00 (or 834 Shares including the Investor Transaction Fee)

Minimum Investment: $1,020.90 ($996.00 plus the $24.90 Investor Transaction Fee)

AMASS Brands Inc., a Delaware corporation ("AMASS", "ABG", "AMASS Brands Group", "the Company," "we," or "us"), is offering up to $4,255,690.00 worth of Common Stock of the Company (the "Common Stock"), including an Investor Transaction Fee of 2.5% to the Company not to exceed $250.00 per transaction (up to $106,386.00, if fully subscribed). The minimum target amount under this Regulation CF offering is $10,258.00 or 834 shares of Common Stock plus the Investor Transaction Fee (the "Target Amount"). The Company must reach its Target Amount of $10,258.00 by April 30, 2026. Unless the Company raises at least the Target Amount of $10,258.00 under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $996.00 worth of shares 83 shares), plus a 2.5% Investor Transaction Fee ($24.90) totaling $1,020.90).

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the securities at any time and for any reason. The rights and obligations of any purchasers of the securities pursuant to this offering (the "Purchasers") must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to April 30, 2026 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. **BY PARTICIPATING IN THIS OFFERING, YOU CONFIRM THAT YOU ARE NOT A WHOLESALE OR RETAIL LICENSEE NOR ARE YOU EMPLOYED BY SUCH A LICENSE.**

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 996.00	$ 84.78	$ 934.12
Investor Fee	$ 24.90		
Aggregate Maximum Offering Amount	$ 4,255,690.00	$ 361,733.65	$ 3,893,956.35

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes a $2,500 set up fee and a $12,000 per month fee that is payable to DealMaker Securities LLC and/or its affiliates.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $250.00, which represents the fee for a $10,000.00 or greater investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Company Overview

AMASS makes bold beverages to meet the modern palates and preferences of discerning drinkers.

We offer a diverse, cross-category portfolio of premium brands for those who seek forward-thinking brands.

Around the world, tastemakers reach for our premium, next-generation beverages across the non-alcoholic, organic wine, low- proof, delta-9, and spirits categories.

We persistently drive towards what's up next - in flavor, values, ingredients, and category - to deliver the taste of tomorrow.

Business Model

Premium drinks for the tastes of tomorrow.

Tastes are evolving, palates are developing, values are shifting...and AMASS Brands Inc is here to deliver the future of iconic, premium drink brands.

Through category innovation and sustainable processes, our ambition is to build the next Top-100 U.S. beverage platform for the next generation of drinkers.

Corporate Structure & History

AMASS Brands Inc ("AMASS") is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcoholic beverages and personal and self- care products through wholesale and online platforms globally and invests in and acquires different companies in entities in the aforementioned categories and industries.

In 2022, AMASS entered into an Asset Purchase Agreement (the 'Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, AMASS acquired all of the equity interest in ART+ PLANTS HEALS DE RL DE CV ("Art+ Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages mezcal production.

In December 2022, AMASS formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush Wholesale Sub, LLC for its anticipated asset purchase of Winc, Inc. ("Winc"). In February 2023, the Project Crush Wholesale Sub, LLC changed its legal name to Maison Thomas, LLC ("Maison Thomas").

The asset purchase of substantially all of the assets of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for sale through direct-to-consumer ("Winc.com DTC") e-commerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based e-commerce portion was sold to Full Glass Wine Co, leaving Natural Merchants and Domestic Wholesales wine portfolio products which are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally.

In September 2024, the Company purchased 50.0001% of 222 Spirits Holdco, LLC, and its two wholly owned subsidiaries, 222 Spirits Company, LLC, and 222 Spirits Management Holdco, LLC (collectively, "222 Spirits").

Chief Operating Officer Prior Bankruptcy Disclosure

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer for BWSC LLC, D/B/A Winc ('Winc'), which filed for bankruptcy in November of 2022 as a result of several market factors and the COVID pandemic. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and strategy of its business. See the Risk Factors section of this Offering Memorandum, below, for how this may affect your investment.

Competitors

AMASS competes with both established spirits brands like Diageo and Pernod Ricard and emerging craft distilleries as well as mixed wine and spirits companies like Constellation and wine companies like Treasury Wine Estate. Our unique focus on botanical ingredients, sustainable sourcing, and artisanal production methods sets us apart from competitors.

Industry

The macroeconomic trends are showing growth in spirits and drops in wine and beer consumption for the past few years. The current grape, bulk and finished goods glut provides opportunities on margin because input prices are lower, but also risk on decreased pull through. Distributor consolidation and cheap imports are also impacting domestic product sales in wine.

Current Stage

AMASS is in the growth stage, having successfully expanded its product line and market reach. We have secured significant funding through various investment rounds, enabling us to scale operations and enhance our marketing efforts as well as complete several acquisitions. Our burgeoning presence in key international markets and robust domestic performance highlight our successful expansion strategy. We continue to build on our achievements with new product launches and strategic partnerships.

AMASS is in the growth stage, having successfully expanded its product line and market reach. We have secured significant funding through various investment rounds, enabling us to scale operations and enhance our marketing efforts as well as complete several acquisitions. Our planned presence in key international markets and robust domestic performance highlight our successful expansion strategy. We continue to build on our achievements with new product launches and strategic partnerships.

With 10+ core distinctive brands, our portfolio spans the entire spectrum of spirits and wine, underscoring AMASS's commitment to variety and quality. Some of our notable brands include, AMASS Botanics, Calirosa, Summer Water Rosé, Folly of the Beast, GEM&BOLT Mezcal, Good Twin, Pizzolato Organic Wine, Biokult Österreich and Maison Raymond.

We operate across multiple categories—spirits, wine, and non-alcoholic alternatives—creating a uniquely diversified portfolio aligned with long-term consumer shifts toward moderation, premiumization, and wellness. We are continuously evaluating and adjusting our portfolio, investments and strategy. The markets in which we operate are subject to evolving consumer preferences and broader industry dynamics. Because declining consumption has made growth more challenging, we have taken steps to revise our wine portfolio accordingly. Similarly, we are taking a discipled approach to our spirits segment, with near-term deprioritization in 2026 while we look for opportunities for renewed growth in the future.

Future Roadmap

Looking ahead, AMASS plans to continue expanding its product portfolio with innovative botanical spirits, non-alcoholic beverages, and personal and self-care products through both incubation and acquisition. We aim to increase market penetration in existing regions and explore new international markets as well as expand into Global Travel Retail. Key milestones include expanding our distribution network, launching new marketing campaigns, and investing in research and development to maintain our position as a leader in the premium spirits and wine industries.

PERKS

The Company is offering the following Perks to Investors:

Time-Based Bonus

Investments Received in the first 30 days after filing	Bonus shares of Common Stock
Investment between $996.00 and $2,500.00	2%
Investment between $2,500.01 and $5,000.00	4%
Investment between $5,000.01 and $10,000.00	6%
Investment between $10,000.01 and $25,000.00	8%
Investment above $25,000.00	10%

Notes on Bonus Tiers:

a)   The Time-Based Bonuses begin on the SEC Accepted Date and ends at 11:59pm Pacific Standard Time thirty days later

b)   The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Repeat & Existing Investor Bonus

Investors can also earn 10% bonus shares if they invest multiple times in this Offering or if they are an existing AMASS investor prior to the start of this round.

The bonus shares will all be assigned and issued to Investors at the termination of the Offering. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related To The Company

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock being issued in this offering (the "CS Securities") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing products, or that we will be able to provide products at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any CS Securities purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. The securities sold in this campaign are also subject to transfer restrictions set forth in the Governance Documents (as hereinafter defined). For the purposes of these offering materials, "Governance Documents" shall mean: (i) the Sixth Amended and Restated Certificate of Incorporation of the Company (the "Charter"), (ii) the Amended and Restated Bylaws of the Company, (iii) the Amended and Restated Investors' Rights Agreement (the "IRA"), (iv) the Amended and Restated ROFR and Co-Sale Agreement and (v) the Amended and Restated Voting Agreement, in any case, as further amended and/or restated from time to time.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment (or longer pursuant to the Governance Documents), there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering CS Securities in this offering representing ownership and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the CS Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the CS Securities. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per security.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes

As with all investments in securities, if you sell the CS Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase securities may impact the return on your investment

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the CS Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of the CS Securities in this offering at $12.00. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for CS Securities in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the CS Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio and licensing, location of its principal place of business or production facilities, its production or distribution partners and strategic alliances, and alcohol beverage licenses, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company, and, while it may be subject to a shareholder vote, you will have a minimal percentage of the Company's outstanding voting securities.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to raise additional funds in the future which may include the issuance of additional common and/or preferred equity and/or debt (convertible or otherwise) which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital and as may be senior in rights and preferences to the Common Stock. The terms of preferred stock could be, and likely would be, more advantageous to those investors than to the terms of the existing common and preferred stock, including the CS Securities.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights

While the Common Stock you are purchasing has voting rights attached to it, you will have a minimal percentage of the Company's total outstanding voting securities. Additionally, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, shareholders will only be paid out if there is any cash remaining after all of the creditors of our Company and after certain reserves have been set up in the discretion of the board of directors of the Company, and shareholders will be paid out in accordance with the Charter.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, tariffs, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The alcohol beverage industry at a macroeconomic level is challenged by innumerable additional factors, including without limitation lasting COVID impacts, inflation of farm employee and input costs, quickly changing market conditions driven by changing consumer preferences and profiles, decreased national consumption and sales of wine and beer products in recent years, foreign and subsidized imports, distributor and retailer consolidation, a rise in private label products promoted by retailers that replace wholesale brands, new and competing business and product offerings, changes to laws and new applicable laws, trade barriers and regulatory policies at international and national level including those that increasingly scrutinize the health effects of alcohol and warn consumers against consumption.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business.

We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance. In particular, we rely on third party distributors for the distribution of our alcohol to retail customers. State and federal laws regulate the ability of distributors to distribute alcohol and regulate the relationship of the Company with its distributors. Both the Company and distributors may be required to negotiate contracts and often file the same with regulatory agencies, establish a franchise relationship, obtain licenses, registrations, consents, post prices, and obtain other approvals from government agencies in order to deliver alcohol to end customers in the many states. Changes in our access to those distributors, including changes in prices or changes in our relationships and incentive structures with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, and the distributors' marketing efforts of our products could materially adversely affect our business. Delivery of the products we sell to retail customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The development and commercialization of the Company's products and services are highly competitive.

The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize product offerings. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, state production, importation and wholesale permits with ABC, and various out of state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

Federal and state laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company.

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practice and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry - those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors' amount of investment in the company. In connection therewith, Investor is required to represent and warrant to Company in connection with this offering that Investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide Company all information and documentation necessary or desirable for the Company to make such determination. If investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, investor's shares may be subject to redemption.

The Chief Operating Officer of the Company served a similar role for a prior company that filed for bankruptcy.

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer (COO) for BWSC LLC, D/B/A Winc ("Wine"), which filed for Ch. 11 bankruptcy in November of 2022. Winc's bankruptcy filing was caused by several factors that affected the business including a downturn in the DTC wine market, ongoing challenges from COVID, rising customer acquisition costs, and worsening macroeconomic conditions in both public and private markets. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and decision-making of its business. Winc's bankruptcy was not a direct result of Ms. Green's actions or decisions, there is some level of risk in investing in a company whose officers previously managed a company that filed for bankruptcy.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of Common Stock, or failure to provide requested information to verify compliance with these laws, jeopardizes the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied House laws-such as through prohibited ownership in another tier, undue influence, or regulatory changes-the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock or Preferred Stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its capital stock on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreement, by a federal or state court in the State of Nevada. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Common Stock at $12.00 per share, plus a 2.5% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, Preferred Stock or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

OFFICERS & DIRECTORS

Name: Mark Lynn

Mark Lynn's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Executive Officer, Founder, Principal Accounting Officer and Member of Board of Directors

Dates of Service: January 2019 - Present

Responsibilities: Mark is responsible for overall company operations. operations. He receives an annual salary of $200,000. Mark also receives a sizable annual loan from AMASS, which continues to compound without immediate repayment obligations.

Other business experience in the past three years:
Employer: Digital Brands Group
Title: Board Member
Dates of Service: September 2015 - Present
Responsibilities: Mark attends four board meetings a year.

Name: Zach Ament

Zach's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Financial Officer

Dates of Service: August 2025 – Present

Responsibilities: Zach oversees all finance and accounting at AMASS.

Other business experience in the past three years:

Employer: AMASS
Title: Director of Finance, Finance Manager, Senior Accountant
Dates of Service: May 2021 – August 2025

Name: Erin Green

Erin Green's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Operating Officer

Dates of Service: January 2023 - Present

Responsibilities: Erin oversees the national sales team, warehousing and compliance. Works closely with Business Unit Leaders to execute strategy. Erin receives an annual salary of $200,000.

Other business experience in the past three years:

Employer: BWSC LLC, DBA Winc
Title: Chief Operating Officer
Dates of Service: January 2015 – January 2023
Responsibilities: Chief Operating Officer; National Sales team, Business and warehouse operations.

Name: Chris Bridges

Chris currently serves as a Director of AMASS. This is currently a part-time role

Dates of Service: August 2025 – Present

Other business experience in the past three years:
Employer: Vital Card
Title: Chief Executive Officer
Dates of Service: February 2017 – July 2025

Name: Edoardo Piscopo Di Ciccolini

Eduardo currently serves as a Director of AMASS. This is currently a part-time role

Dates of Service: 2025 – Present

Other business experience in the past three years:

Employer: Forte Technologies
Title: Chief Executive Officer
Dates of Service: 2024 – Present

Employer: O'Gara Coach
Title: Chief Operating Officer
Dates of Service: 2020 – 2023

Name: Jed MacArthur

Jed currently serves as a Director of AMASS. This is currently a part-time role

Dates of Service: 2025 – Present

Other business experience in the past three years:

Employer: Westbound & Down Brewery
Title: Founder
Dates of Service: 2015 – Present

OWNERSHIP AND CAPITAL STRUCTURE

The following table describes the Company's capital structure as of February 2026:

	Authorized Shares	Outstanding	Fully-Diluted	Fully Diluted Ownership
Common Stock	250,000,000	3,364,975	3,364,975	25.87%
Series Seed-1 Preferred (PS1) Stock	2,412,297	2,412,297	804,100	6.18%
Series Seed-2 Preferred (PS2) Stock	4,323,248	4,323,248	1,441,084	11.08%
Series Seed-3 Preferred (PS3) Stock	1,579,994	1,579,994	526,671	4.05%
Series Seed-4 Preferred (PS4) Stock	2,346,635	2,346,635	782,223	6.01%
Series Seed-5 Preferred (PS5) Stock	504,316	504,316	168,106	1.29%
Series Seed Preferred (PS) Stock	1,362,530	1,362,530	454,183	3.49%
Series A Preferred (PA) Stock	873,734	873,734	291,247	2.24%
Series B-1 Preferred (PB) Stock	18,198,578	5,237,632	1,745,886	13.42%
Series B-2 Preferred (PB2) Stock	4,262,724	104,226	34,742	0.27%
Series B-3 Preferred (PB3) Stock	5,328,406	2,962,327	987,444	7.59%
CSW Warrants	—	—	716,815	5.51%
Series B Warrant Block	—	—	227,624	1.75%
Shares outstanding under 2016 Stock Plan	5,178,390	—	1,191,090	9.16%
Shares available under 2016 Stock Plan	—	—	271,713	2.09%
Total		**31,801,834**	**13,223,008**	

As of the date of this Offering Statement, there is no holder of 20% or more of the Company's outstanding voting securities.

In January 2026, the Company converted all outstanding non-voting common stock into common stock. Additionally, in January 2026, the Company effected a 3 to 1 reverse stock split of its outstanding Common Stock. The above numbers reflect both corporate actions.

RECENT OFFERING OF SECURITIES

Over the last three years, the Company has had the following offering of securities:

Class of Stock	2023	2024	2025	Federal Securities Exemption	Use of Proceeds
Common Stock		1,321,601 $79,296	185,580 $463,664	Section 4(a)(2)	Operations, Sales, and Marketing
Series A Preferred	553,143 $2,300,002			Reg D, Rule 506	Operations, Sales, and Marketing
Series B-1 Preferred	4,110,892 $6,019,990			Reg D, Rule 506 Reg S Rule 701	Operations, Sales, and Marketing
Series B-2 Preferred		104,226 $293,397		Reg D, Rule 506	Operations, Sales, and Marketing
Series B-3 Preferred		2,962,327 $6,671,456		Reg D, Rule 506	Operations, Sales, and Marketing
Non-Voting Common Stock			185,247 $470,759	Regulation CF	Operations, Sales, and Marketing
Non-Voting Common Stock			85,745 $273,549	Regulation CF	Operations, Sales, and Marketing

The above amounts represent shares issued prior to the 3 to 1 reverse stock split which was approved by the Company in January 2026.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, and Series B-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 354,620 shares of Common Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 3,364,975 outstanding.

Voting Rights
Except as otherwise provided in the Charter or by applicable law, the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written

actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Charter) the affirmative vote of the holders of shares of capital stock of AMASS representing a majority of the votes represented by all outstanding shares of Company Stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Common Stock Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Stock Options & Warrants

As of the initial date of this offering: AMASS has reserved 5,178,390 shares of Common Stock for issuance to officers, directors, employees and consultants of AMASS pursuant to its incentive equity plan, 1,191,090 shares have been issued pursuant to restricted stock purchase agreements or stock option agreements, and 271,713 shares of Common Stock remain available for issuance. Additionally, AMASS currently has 716,815 warrants for Common Stock outstanding.

Series Seed Preferred Stock

The amount of security authorized is 1,362,530 with a total of 1,362,530 outstanding.

Voting Rights

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-1 Preferred Stock
The amount of security authorized is 2,412,297 with a total of 2,412,297 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes": means each of the Series B-1

Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-2 Preferred Stock
The amount of security authorized is 4,323,248 with a total of 4,323,248 outstanding.

<u>Voting Rights</u>

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

<u>Material Rights</u>

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,579,994 with a total of 1,579,994 outstanding.

<u>Voting Rights</u>

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

<u>Material Rights</u>

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-4 Preferred Stock

The amount of security authorized is 2,346,635 with a total of 2,346,635 outstanding.

<u>Voting Rights</u>

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-5 Preferred Stock
The amount of security authorized is 504,316 with a total of 504,316 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1

Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series A Preferred Stock
The amount of security authorized is 873,734 with a total of 873,734 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series B-1 Preferred Stock

The amount of security authorized is 18,198,578 with a total of 5,237,632 outstanding.

<u>Voting Rights</u>

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

<u>Material Rights</u>

The total amount outstanding does not include 1,328,185 shares of Series B-1 Preferred Stock to be issued pursuant to outstanding warrants. Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out the Charter

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

Series B-2 Preferred Stock

The amount of security authorized is 4,262,724 with a total of 104,226 outstanding.

<u>Voting Rights</u>

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

<u>Material Rights</u>

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter. Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit to this Offering Statement hereto, for more details and specifics. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Series B-3 Preferred Stock

The amount of security authorized is 5,328,406 with a total of 2,962,327 outstanding.

<u>Voting Rights</u>

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as- converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

<u>Material Rights</u>

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

USE OF PROCEEDS

	Target Offering Amount		Maximum Subscription Amount	
Gross Proceeds	$10,258.00		$4,255,690.00	**%**
Offering Expenses				
Commissions	$871.93	*8.5%*	$361,733.65	*8.5%*
Upfront Fees	$2,500		$2,500	
Net Proceeds	**$6,886.07**		**$3,891,456.35**	
Use of Proceeds	**Amount**		**Amount**	**%**
Research & Development	$0	*N/A*	$1,167,436.91	30%
Payroll	$0	*N/A*	$1,556,582.54	40%
General & Administrative, including office expenses, travel, meals, and other miscellaneous overhead.	$6,886.07	100%	$1,167,436.91	30%
Total Use of Proceeds	$6,886.07	100%	**$3,891,456.35**	100%

FINANCIAL DISCUSSION

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue and sales for 2024 totaled $21,668,525 compared to $33,483,852 in 2023. This approximately 35% decrease is attributable primarily to not receiving any revenue from our PCAC subsidiary, which accounted for $24,695,043 in revenue in 2023. Much of this was offset by Maison Thomas, which saw its revenues increase from $4,993,736 in 2023 to $17,545,701 in 2024, a 251% increase, but it wasn't enough to offset the loss of revenues.

Cost of sales

Cost of sales for 2024 were $19,581,499 compared to $22,734,166 in 2023. With a lower sales volume, our associated costs therefore decreased by 15.8%.

Net profit margins

In 2024, the Company saw a gross margin of 9.6%, compared to a gross margin of 32% in 2023.

This was a result of sales volumes decreasing, and because 2023 numbers included the gains from the sales of Winc.com, which contributed to overall annual revenues. As there was no equivalent sale in 2024, the Company was not able to report a profit for the year.

Expenses

Total expenses in 2024 were $14,652,029 compared to $21,061,620 in 2023. Our expenses decreased by 43.7% primarily due to a decrease in general and administrative costs, which fell from $15,276,837 in 2023 to $10,039,494 in 2024.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has demonstrated an ability to grow year-over-year through organic growth as well as investments in incubations and new product lines and acquisitions. Past cash was primarily generated through both equity fundraising and line of credit.

Liquidity and Capital Resources

As of January 2026, the Company has capital resources available in the form of a line of credit for $8M from Merchant Bank, other debt instruments totaling $4.9M, $1.7M of debt convertible into common stock, and almost $0.5M of cash on hand. We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, <15% will be made up of funds raised from the crowdfunding campaign.

In April 2025, the company ended its most recent Regulation CF crowdfunding campaign. The company raised $470,759.10 through the offering and issued 162,689 shares 164 investors.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate profitably. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing.

Currently, the Company has contemplated additional future sources of capital including a new line of credit to replace our existing lines of credit.

INDEBTEDNESS

As of December 31, 2025, the Company had the following outstanding loans:

Creditor: Merchant Factors Corp
Amount Owed: $3,277,033.81
Interest Rate: Prime + 3.75%
Maturity Date: September 7, 2026

In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the ABL). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (7.5% and 8.5% as of December 31, 2024 and 2023, respectively) plus 3.75% per annum. The Company also incurred one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matures in September 2026 with an automatic renewal for one year if not terminated before 60 days before the termination date. The outstanding balance on the ABL was $3,601,405 and $4,920,975 as of December 31, 2024 and 2023, respectively.

Creditor: Ryan Smith, Dan Brown, Nitehaus
Amount Owed: $821,978.95
Interest Rate: 1% per Month (Ryan Smith and Dan Brown), 2% per Month (Nitehaus)
Maturity Date: July 31, 2026

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2026. As of December 31, 2024 and 2023, the balance of Mezzanine Secured Notes was 992,564 and $1,181,860, inclusive of interest, respectively.

Creditor: COVID Relief Funding
Amount Owed: $160,295.52
Interest Rate: 3.75%
Maturity Date: June 30, 2050

In May 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program by the Small Business Administration (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2024 and 2023, the outstanding balance was $159,924 and $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $9,144 and $5,562 for the years ended December 31, 2024 and 2023, respectively.

Creditor: Sam Shaffer, Moise Emquies Trust, Mark Genender, Dan Brown
Amount Owed: $1,799,758.46
Interest Rate: 12%

Maturity Date: September 30, 2027

As of December 31, 2024 and 2023, the Company had promissory notes with the total outstanding principal balance of $1,650,000 and $1,900,000, respectively. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination to other debt instruments. In August 2024, one of the holders of the promissory notes received 104,226 shares of Series B-2 Preferred Stock as consideration for the outstanding principal balance of $250,000 and accrued interest of $43,397.

The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes is paid quarterly in arrears. The notes incurred $218,351 and $223,168 of interest expense for the years ended December 31, 2024 and 2023, respectively, of which $157,820 and $108,134 was payable at December 31, 2024 and 2023, respectively.

The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life, was determined to be negligible.

Creditor: Half Church Holdings Pte. Ltd.
Amount Owed: $1,194,033.33
Interest: $72,917 per month
Maturity Date: July 15, 2027

In April 2024, the Company issued a Secured Promissory Note with the principal balance of $2,500,000. The note accrues interest at $72,917 per month and matures in April 2025. The outstanding balance was $2,356,250 as of December 31, 2024, all of which was principal. The Company incurred and paid $656,250 of interest on the note as of December 31, 2024.

Creditor: Alchemi Project Inc.
Amount Owed: $1,000,000
Interest Rate: 6.25%
Maturity Date: January 30, 2026

In February 2025, the Company issued a promissory note with the principal value of $1,000,000. The note incurs interest at a rate of 6.25% per annum and has a maturity date in February 2026.

Creditor: Solidium Capital KFT., The Brosnan Family Living Trust, dated July 23, 2025
Amount Owed: $420,559.71
Interest Rate: 9%
Maturity Date: December 17, 2027

In November and December 2025, the Company issued 9% unsecured convertible promissory notes to accredited investors pursuant to Convertible Note Purchase Agreements, with aggregate original principal of $414,641. The notes accrue interest at 9% per annum and are convertible into shares of the Company's common stock upon a qualifying financing, initial public offering (including a direct listing), or other conversion events as defined in the notes.

RELATED PARTY TRANSACTIONS

Name of Person: Mark T. Lynn
Relationship to Company: Chief Executive Officer, Founder and director
Nature / amount of interest in the transaction: Mark T. Lynn is the Company's founder.
Material Terms: Mark T. Lynn has received various advances from the Company. In January 2022, the Company entered into a loan agreement with Mark T. Lynn in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, net amount due from Mark T. Lynn was $1,268,341 and $942,291, respectively. Interest earned in the years ended December 31, 2024 and 2023, on the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

Prior to the effectiveness of this registration statement, the Company intends to purchase a portion of Mr. Lynn's common stock at a price equal to the most recent financing price. The full amount owed by Mr. Lynn to the Company is expected to be satisfied prior to the effectiveness of this registration statement through a non-cash offset against the purchase price of such shares. Following this transaction, no amounts are expected to remain outstanding from Mr. Lynn to the Company.

Name of Entity: Nitehous LLC
Relationship to Company: Directors and Officers
Nature / amount of interest in the transaction: Mark Lynn is executor but not investor, and Geoffrey McFarlane is a former director of the Company.

Material Terms: In January 2023, the company took out a loan from Nitehouse LLC to finance the purchase of substantially all of Winc's assets. The loan amount was for the principal balance of $500,000. The note accrues interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. The loan initially matured in December 2023 was extended to July 2025. In 2024 when Geoffrey McFarlane became interim CFO, the Company deemed this loan to be with a related party. As of December 31, 2024 and 2023, the balance on the note was $325,866 and $552,098, respectively. Interest accrued in the years ended December 31, 2024 and 2023, on the advances was $123,768 and $177,098, respectively. The terms of the loan were at the same terms as other arms-length lenders during that time.

Name of Entity: Alchemi Project Inc.
Relationship to Company: Beneficial owner of more than 5% of Common Stock
Nature / amount of interest in the transaction: On January 30, 2024, we issued a promissory note in the principal amount of $1,000,000 to Alchemi Project Inc. (the "Alchemi Note"). The Alchemi Note bears simple interest at a rate of 6.25% per annum (based on a 365-day year), with interest prepaid as of the date of issuance. The Alchemi Note matures on the earliest to occur of January 30, 2026 or an event of default (as defined in the note). We may prepay the Alchemi Note, in whole or in part, at any time without penalty. Events of default include specified insolvency and receivership events. The Alchemi Note is governed by Delaware law. In connection with the promissory note, Alchemi received warrants convertible to 642,686 shares of common stock at the exercise price of $0.08 per share. Alchemi exercised the warrants in February 2025. The Alchemi Note does not permit assignment by either party without the written consent of the other. See "Selling Stockholders" and "Management's Discussion and Analysis of Financial Results and Condition Liquidity and Capital Resources" for additional information. For a description of the selling stockholder affiliated with the Alchemi Note and related Item 507 disclosures, see "Selling Stockholders".

Name of Entity: Resonant LLC
Relationship to Company: Special purpose entity whose director is a related party; consolidated variable interest entity
Nature / amount of interest in the transaction: The Company sold the AMASS trademark to Resonant and entered into a secured promissory note arrangement in connection with a financing transaction.
Material Terms: In April 2024, the Company sold the AMASS trademark to Resonant LLC, a special purpose vehicle whose director is a related party, and concurrently entered into an arrangement pursuant to which the Company will repurchase the trademark following repayment of a secured promissory note entered into in connection with the transaction. At the same time, the Company entered into an exclusive, worldwide, royalty-free license permitting its continued use of the AMASS name for its products and marketing operations.
Concurrently with the trademark sale, a third-party investor loaned funds to Resonant, which were secured by the trademark. The Company received the loan proceeds, which were memorialized in a secured promissory note described in Note 10 to the consolidated financial statements. Because Resonant is a variable interest entity whose director is a related party and the Company is the primary beneficiary, Resonant is consolidated with the Company. Accordingly, the sale of the trademark had no impact on the Company's consolidated financial statements; however, the Company recognized the secured promissory note and related interest expense. The maturity of the note was subsequently extended, including most recently, through April 2027.

Name: Various
Relationship to Company: Stockholders of the Company
Material Terms:

In connection with our preferred stock financings, we entered into an Amended and Restated Investors' Rights Agreement, and Amended and Restated Voting Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement, containing, among other things, registration rights, information and observer rights, rights of first refusal, and rights of co-sale with certain holders of our capital stock, including Alchemi Project Inc., Mark Lynn (also our CEO) and Desmond Lynn. The foregoing rights are expected to terminate upon the direct listing, except for the registration rights under the Amended and Restated Investors' Rights Agreement, as more fully described under "Description of Capital Stock"

Name: Kayus LLC
Relationship to Company: Beneficial owner of more than 5% of Common Stock
Material Terms:

In December 2024, we sold 340,864 shares of De Soi common stock to Kayus LLC, a beneficial owner of more than 5% of our voting securities, for aggregate consideration of $500,000 ($1.47 per share). See "Principal and Registered Stockholders" for additional information regarding Kayus LLC's beneficial ownership.the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

VALUATION

Pre-Money Valuation: $156,094,836

Valuation Details:

The Company's pre-money valuation of $156 million was determined internally by its Board of Directors and shareholders without an independent third-party analysis. This valuation was based on a methodology applied by the Company. This is based roughly on the shares outstanding multiplied by the price per share.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

REGULATORY INFORMATION

To the Company's knowledge, it has never failed to comply with any ongoing reporting requirements under Regulation CF.

Updates

Updates regarding the Issuers progress towards meeting its target amount tcan be found at invest.amassbrands.com.

Material and Other Information

None.

Annual reports

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website: www.AMASSbrandsgroup.com

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of its officers or managing members are are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SUBSCRIPTION AGREEMENT
AMASS BRANDS INC
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES, AGENTS, OR ADVISORS (INCLUDING LEGAL COUNSEL) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: AMASS Brands Inc
       927 South Santa Fe Avenues
       Los Angeles CA 90021

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Securities"), of AMASS Brands Inc, a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Governance Documents. For the purposes of this Subscription Agreement, the "Governance Documents" shall mean (i) the Seventh Amended and Restated Certificate of Incorporation of the Company, (ii) the Amended and Restated Bylaws of the Company, (iii) the Amended and Restated Investors' Rights Agreement, (iv) the Amended and Restated ROFR and Co-Sale Agreement and (v) the Amended and Restated Voting Agreement, in any case, as further amended and/or restated from time to time.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, the Governance Documents, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

(d) Subscriber acknowledges that there may be promoters for this Offering, and, in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

(e) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates ("DealMaker") receives in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(f) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(g) The aggregate value of the Securities to be sold by the Company shall not exceed $4,255,690.00 (including Investor Fees (as hereinafter defined)). The Company may accept subscriptions until April 30, 2026 (the "Termination Date"). Providing that subscriptions for $10,258.00 are received (the "Minimum Offering") (including Investor Fees), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). There is a transaction fee collected by us equal to 2.5% per investment on each transaction, up to a maximum fee of $250 (each, an "Investor Fee," collectively "Investor Fees").

(h) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(i) The terms of this Subscription Agreement and the Governance Documents shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, (i) such transfer must comply with the terms of the Governance Documents in all respects (including, without limitation, the restrictions set forth therein with respect to transfer of stock including, without limitation, the Securities) and (ii) the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company, in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement and the Governance Documents.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

  (i) By submitting this payment, Subscriber hereby authorizes DealMaker to charge the designated payment method for the investment amount indicated. Subscriber understands this investment is subject to the terms of the offering and its associated rules and investor protections. Subscriber understands it is not a purchase of goods or services. Subscriber acknowledges that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. Subscriber confirms having reviewed all offering documents and agrees not to dispute this charge with the bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

(b) Escrow Arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's chief executive officer has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the balance sheets of the Company as of December 31, 2024 and 2023 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Audited Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. DBB McKennon, which has audited the Audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely, and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales/Transfers</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

In addition to the foregoing, Subscriber acknowledges and agrees that the Securities are subject in all respects to the terms of the Governance Agreements, including, without limitation, the restrictions on transfer of such Securities as set forth therein.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is (A) less than 10% of the greater of Subscriber's annual income or net worth and (B) does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber Information/Agreement to Be Bound. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents (i) as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject and (ii) requested by the Company in order to evidence Subscriber's agreement to be bound by the Governance Agreements. **Subscriber further agrees that in the event it transfers any Securities, to the extent permitted by the Governance Agreement and otherwise by applicable law, it will require the transferee of such Securities to agree to provide such information and/or evidence to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber has been advised to and has had, or has had the opportunity to have, its own counsel, accountant and other professional advisors advise Subscriber regarding investment, legal, tax and other related implications relating to the Subscriber's participation in this offering. Subscriber acknowledges that, except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, agents, representatives, advisors (including legal counsel) and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO

THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:	AMASS Brands Inc. 927 South Santa Fe Avenue Los Angeles CA 90021 Attn: Mark T Lynn Email: mark@amass.com
With a copy to (which shall not constitute notice):	Giannuzzi Lewendon, LLP 411 W 14th Street, 4th Floor New York, New York 10014 Attn: Ryan Lewendon, Esq. Email: Ryan@gllaw.us

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

PRIVATE INVESTMENT OPPORTUNITY

The Next-Generation Social Beverage Company

A premium, multi-category beverage platform spanning non-alcohol, functional, and alcohol 2.0—built around how people increasingly socialize today.

INVEST NOW — $12/share

| OFFERING CIRCULAR | SEC FILINGS | INVESTOR EDUCATION |

$12
Share Price

$996
Minimum*

*2.5% investor processing fee will be added to all investments, capped at $250.



Edit with

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

$AMSS · NASDAQ RESERVED

Strategic growth and differentiated optionality

AMASS Brands Group is a next-generation beverage platform designed for how people increasingly socialize: with moderation, choice, and ritual rather than rigid alcohol consumption.

This structure allows AMASS to benefit from secular moderation trends while maintaining margin discipline, cohesive brand architecture, and long-term scalability—creating differentiated growth in the beverage sector.

$80M+
Lifetime Revenue

14
Brands

40K+
Retail Accounts

1,200+
Investors

PORTFOLIO

Edit with Lovable







AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

De Soi

De Soi

Non-Alcohol

GOOD TWIN
ALEXANDER

Good Twin

Non-Alcohol

Edit with Lovable

A M A S S

INVEST — $12/share

*2.5% processing fee, capped at $250


AMASS
ELECTROLYTE MIXER
LEMON
AMASS
ELECTROLYTE MIXER
LIME
AMASS
ELECTROLYTE MIXER
GRAPEFRUIT
AMASS
ELECTROLYTE MIXER
SEA SALT SODA

AMASS Hydrate

Functional



Calirosa Tequila

Alcohol 2.0


HpO
PROTEIN
REAL FRUIT &
5G PROTEIN
LEMON
SPARKLING
PROTEIN WATER


SUMMER WATER

Edit with

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

PLATFORM PHILOSOPHY

Expanding the social occasion

Social consumption is evolving from fixed categories to flexible choices. Today's consumers move seamlessly between non-alcoholic, functional, and alternative formats depending on the moment.

This change is driven by optionality, not restriction. AMASS broadens the social experience by increasing choice across occasions, not replacing one product with another.

Next-gen

CONSUMERS

3

PLATFORM CATEGORIES

∞

SOCIAL OCCASIONS

1

UNIFIED PLATFORM

PLATFORM ARCHITECTURE





AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

01

Non-Alcohol & Zero-Proof

Ritual-grade alternatives designed for the same moments as alcohol. High repeat usage and brand loyalty when executed correctly.

De Soi | Good Twin

02

Functional & Recovery

Electrolytes, adaptogens, and functional RTDs. Consumed before, during, or after social occasions. Expands frequency without cannibalizing alcohol.

HpO | AMASS Hydrate

03

Alcohol 2.0

Thoughtful innovation using better-for-you ingredients and processes. Clean-label spirits featuring plants, botanicals, and wellness-forward formulations.

AMASS Gin | Calirosa | Summer Water

Edit with Lovable

A M A S S

INVEST — $12/share

*2.5% processing fee, capped at $250

BRAND SPOTLIGHT · FUNCTIONAL

AMASS Electrolyte Mixers

A new take on the functional hydration market.

The U.S. functional drinks market generated about **$48.5 billion** in revenue in 2024 and is forecast to reach nearly **$78 billion by 2030**, implying strong category expansion and consumer demand for benefit-driven formulations.

Source: Grand View Research

Edit with Lovable

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250





Edit with

A M A S S

INVEST — $12/share

*2.5% processing fee, capped at $250

MARKET FORECAST

+36%
Global no-alcohol volume growth

Global volumes of no-alcohol products, including zero-ABV spirits and ready-to-drink beverages, are forecast to rise by 36% between 2024 and 2029.

Source: IWSR Drinks Market Analysis


2025
2026
2027
2028
2029

100 2024 Index

136 2029 Forecast

Edit with Lovable







AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

BRAND SPOTLIGHT · NON-ALCOHOL

Good Twin

Made in Italy from real **organic** wine grapes, Good Twin captures all the flavor, sparkle, and sophistication of its alcoholic twin—without the buzz. Perfect for any occasion, it's a sip of everyday magic.

326% YoY Growth

Source: Feb 2025 – Feb 2026



AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

INVESTMENT THESIS

The platform for modern social drinking

AMASS is not a single brand or a trend-driven bet. It is a house of premium beverage brands, unified by design-led positioning and ritual-based consumption.

The platform is built on durable beverage architectures—where multiple brands coexist under a cohesive philosophy.

01

Premium beverage economics

02

Secular moderation trends

03

Wellness-forward positioning

04

Greater growth optionality

05

Stronger next-gen relevance

06

Celebrity & influencer reach

BRAND SPOTLIGHT · ALCOHOL 2.0

Summer Water

Best-selling premium domestic rosé in the USA. Sugar free.

93 POINTS WINE ENTHUSIAST

Edit with Lovable







AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

WHY PLATFORM

Three-pronged growth

Edit with

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

01

Brand Incubation

We create brands that fill unmet needs—like Good Twin, a ritual-grade organic non-alcoholic sparkling designed for the same moments as champagne.

02

Strategic Partnerships

We scale through celebrity partnerships—like De Soi with Katy Perry, our non-alcoholic aperitif that expands our reach and cultural relevance.

03

Acquisitions

We acquire high-potential brands—like Calirosa with Adam Levine, premium rosa tequila that strengthens our Alcohol 2.0 category.

IN THE PRESS

Adam Levine's tequila sells majority stake to AMASS

The Spirits Business

How one company is transforming the $900B beverage industry

Entrepreneur

Edit with Lovable

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

CELEBRITY & INFLUENCER REACH

Backed by world-class investors and partners

Derek Jeter

Adam Levine

Behati Prinsloo

Katy Perry

Tiesto

First Beverage Group

LEADERSHIP



Mark Thomas Lynn
Chairman and CEO



Morgan McLachlan
Chief Product Officer

Edit with















AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

Erin Green

Chief Operating Officer

Zack Ament

Chief Financial Officer

Alexandra Savona

SVP Marketing

Alexander Stuempfig

SVP Global Business Development

Tom Knutsen

SVP of Sales

Ryan Zotovich

VP of Winemaking and Global Sourcing

INVESTOR PERKS

Perks & Deal Terms

Edit with

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

INVESTMENT

$1,000+

BONUS SHARES

2%

PERK

10% Discount Code

INVESTMENT

$2,500+

BONUS SHARES

4%

PERK

Merch Kit

INVESTMENT

$5,000+

BONUS SHARES

6%

PERK

Beverage Kit

INVESTMENT

$10,000+

BONUS SHARES

Edit with Lovable

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

25% Discount Code

INVESTMENT

$25,000+

BONUS SHARES

10%

PERK

$5k Custom Box

Maximum bonus: 10%. Existing investors earn 10% on any investment. Perks are not stackable.

Edit with Lovable

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250



FAQ

Common questions

Why invest in startups? +

How much can I invest? +

How do I calculate my net worth? +

Edit with Lovable

A M A S S

INVEST — $12/share

*2.5% processing fee, capped at $250

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

Can I sell my shares?   +

Are there exceptions to limitations on selling shares during the lockup period?   +

What happens if a company does not reach their funding target?   +

How can I learn more about a company's offering?   +

What if I change my mind about investing?   +

How do I keep up with how the company is doing?   +

What relationship does the company have with DealMaker Securities?   +

Do I get any perks for investing?   +

Edit with

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

What do you think?

0 Responses


Upvote


Funny


Love


Surprised


Angry


Sad

0 Comments

1 Login ▼

G

Start the discussion…

LOG IN WITH

OR SIGN UP WITH DISQUS ?

Name

♡   **Share**

Best Newest Oldest

Ready to invest in the future of social drinking?

INVEST NOW — $12/share

INVESTOR PORTAL ↗

INVESTOR EDUCATION

*A 2.5% investor processing fee applies to all investments, capped at $250.

Edit with

AMASS

INVEST — $12/share

*2.5% processing fee, capped at $250

Email

Subscribe

AMASS

SEC FILINGS INVESTOR EDUCATION OFFERING CIRCULAR PRIVACY TERMS

The company is not positioned as a non-alcohol or sobriety brand. Instead, AMASS operates a premium alternatives platform across alcohol, non-alcohol, and functional categories that address the same social occasions. Investing involves risk, including loss of capital.

DISCLAIMER

[1] BeverageDaily.com

https://www.thedrinksbusiness.com/2025/03/star-power-the-rise-of-celebrity-spirits/

https://www.mordorintelligence.com/industry-reports/beverages-market

*Past performance is not indicative of future results.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Edit with

INDEX TO FINANCIAL STATEMENTS

AMASS Brands Inc.

December 31, 2024 and 2023

Table of Contents

	Page


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Amass Brands Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amass Brands Inc. (the "Company") as of December 31, 2024 and 2023 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 of the financial statements, the Company sustained net losses, used cash from operations and will be dependent on additional funding sources until profitability is achieved. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Restatement of Financial Statements

As discussed in Note 4 to the financial statements, the 2024 financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

dbbmckennon

We have served as the Company's auditor since 2022.
Newport Beach, California
October 31, 2025

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

AMASS Brands Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
	(as restated)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 693,946	$ 939,975
Accounts receivable, net	3,341,357	3,782,276
Due from related parties	1,268,341	942,291
Promissory notes receivable	421,653	4,934,235
Inventory, net	15,318,703	11,216,326
Prepaid expenses and other current assets	558,179	1,692,323
Total current assets	21,602,179	23,507,426
Property and equipment, net	168,179	306,724
Right-of-use lease assets	-	1,356,646
Intangible assets, net	3,064,240	2,985,182
Goodwill	8,705,994	1,465,964
Investments at fair value	4,926,737	5,578,479
Investments at cost	745,283	1,500,000
Promissory Notes Receivable, net of current portion	-	601,714
Deposits	13,640	332,160
Total assets	$ 39,226,252	$ 37,634,295

See accompanying notes to these consolidated financial statements.

AMASS Brands Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024 (as restated)	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 8,412,794	$ 7,508,404
Accrued expenses	4,235,065	459,320
Lease liabilities, current	-	294,132
Secured credit facility, current	3,601,405	-
Loans payable, current	2,809,898	1,922,053
Contract liabilities	2,919,691	-
Interest payable	633,744	940,087
Total current liabilities	22,612,597	11,123,996
Secured credit facility, net of current portion	-	4,969,943
Loans payable, net of current portion	164,570	792,260
Lease liabilities, net of current portion	-	1,077,902
Promissory notes payable	1,650,000	1,900,000
Total liabilities	24,427,167	19,864,101
COMMITMENTS AND CONTINGENCIES (NOTE 14)		
Stockholders' equity		
Series B Preferred Stock, $0.00001 par, 27,789,708 shares authorized, 8,304,185 and 5,237,632 shares issued and outstanding and liquidation value of $14,634,844 and $7,669,990 as of December 31, 2024 and 2023, respectively	82	52
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 and 873,734 shares issued and outstanding and liquidation value of $3,633,038 and $3,633,038 as of December 31, 2024 and 2023, respectively	9	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 and 12,529,020 shares issued and outstanding and liquidation value of $15,741,343 and $15,741,343 as of December 31, 2024 and 2023, respectively	125	125
Common stock, 0.00001 par, 63,500,000 shares authorized, 8,697,983 and 7,367,632 shares issued and outstanding as of December 31, 2024 and 2023, respectively	87	74
Additional paid-in capital	35,881,494	28,588,619
Accumulated other comprehensive income	57,459	65,938
Accumulated deficit	(26,127,313)	(10,884,623)
Total AMASS Brands, Inc and Subsidiaries stockholders' equity	9,811,943	17,770,194
Non-controlling interest	4,987,142	-
Total stockholders' equity	14,799,085	17,770,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 39,226,252	$ 37,634,295

See accompanying notes to these consolidated financial statements.

AMASS Brands Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

	2024 (as restated)	2023
Net revenues		
Spirits & wine revenues	$ 19,070,546	$ 30,916,302
Other revenues	2,597,979	2,567,550
Total net revenues	21,668,525	33,483,852
Cost of net revenues		
Cost of spirits & wine revenues	12,182,046	19,814,068
Cost of other revenues	3,712,059	2,920,098
Loss on contracts	3,687,394	-
Total cost of net revenues	19,581,499	22,734,166
Gross profit	2,087,026	10,749,686
Operating expenses		
Sales and marketing	4,122,121	3,768,258
General and administrative	10,039,494	15,276,837
Research and development	168,365	151,812
Impairment loss	322,049	1,864,713
Total operating expenses	14,652,029	21,061,620
Loss from operations	(12,565,003)	(10,311,934)
Other income (expense)		
Interest income	117,523	395,798
Interest expense	(1,805,985)	(2,828,677)
Other expense, net	(1,214,303)	(263,454)
Gain on sale of business	-	17,482,322
Unrealized gain on investments at fair value	212,240	401,320
Total other income (expense)	(2,690,525)	15,187,309
Provision for income taxes	-	-
Net income (loss)	(15,255,528)	4,875,375
Net loss attributable to noncontrolling interest	(12,838)	-
Net income (loss) attributable to controlling interest	(15,242,690)	4,875,375
Foreign currency translation adjustment	(8,479)	47,926
Total comprehensive income (loss)	$ (15,251,169)	$ 4,923,301
Weighted average common shares outstanding - basic and diluted		
Basic	8,132,263	7,272,618
Diluted	8,132,263	25,893,510
Net loss per common share		
Basic	$ (1.88)	$ 0.67
Diluted	$ (1.88)	$ 0.19

See accompanying notes to these consolidated financial statements.

AMASS Brands Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Series B Preferred Stock		Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balances at December 31, 2022	-	$ -	873,734	$ 9	12,529,020	$ 125	7,252,632	$ 73	$20,409,565	$ (15,759,998)	$ 18,012	$ -	$ 4,667,786
Issuance of Series B Preferred Stock for cash	3,428,019	34	-	-	-	-	-	-	5,019,963	-	-	-	5,019,997
Issuance of Series B Preferred Stock for conversion of SAFEs	1,126,740	11	-	-	-	-	-	-	1,649,987	-	-	-	1,649,998
Issuance of Series B Preferred Stock for debt	682,873	7	-	-	-	-	-	-	999,993	-	-	-	1,000,000
Exercise of stock options	-	-	-	-	-	-	115,000	1	10,499	-	-	-	10,500
Warrant issued with debt	-	-	-	-	-	-	-	-	441,273	-	-	-	441,273
Warrant issued for additional interest	-	-	-	-	-	-	-	-	8,189	-	-	-	8,189
Stock-compensation - options	-	-	-	-	-	-	-	-	59,799	-	-	-	59,799
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	108,908	-	-	-	108,908
Offering costs	-	-	-	-	-	-	-	-	(119,557)	-	-	-	(119,557)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	47,926	-	47,926
Net income	-	-	-	-	-	-	-	-	-	4,875,375	-	-	4,875,375
Balances at December 31, 2023	5,237,632	52	873,734	9	12,529,020	125	7,367,632	74	28,588,619	(10,884,623)	65,938	-	17,770,194
Issuance of Series B Preferred Stock for cash	742,177	7	-	-	-	-	-	-	1,671,449	-	-	-	1,671,456
Issuance of Series B Preferred Stock for acquisition	2,220,150	22	-	-	-	-	-	-	4,999,978	-	-	4,999,980	9,999,980
Issuance of Series B Preferred Stock for debt and accrued interest	104,226	1	-	-	-	-	-	-	293,396	-	-	-	293,397
Exercise of stock options	-	-	-	-	-	-	8,750	-	525	-	-	-	525
Exercise of stock warrants	-	-	-	-	-	-	1,321,601	13	79,283	-	-	-	79,296
Stock-compensation - options	-	-	-	-	-	-	-	-	14,658	-	-	-	14,658
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	378,724	-	-	-	378,724
Offering costs	-	-	-	-	-	-	-	-	(145,138)	-	-	-	(145,138)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(8,479)	-	(8,479)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(12,838)	(12,838)
Net loss attributable to controlling interest	-	-	-	-	-	-	-	-	-	(15,242,690)	-	-	(15,242,690)
Balances at December 31, 2024 (as restated)	8,304,185	$ 82	873,734	$ 9	12,529,020	$ 125	8,697,983	$ 87	$35,881,494	$ (26,127,313)	$ 57,459	$ 4,987,142	$ 14,799,085

See accompanying notes to these consolidated financial statements.

F-8

AMASS Brands Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024 (as restated)	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (15,255,528)	$ 4,875,375
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	663,492	786,041
Stock-based compensation	393,382	168,708
Reserve for expected credit losses	13,992	24,010
Impairment of goodwill	322,049	264,713
Unrealized gain of investments at fair value	(212,240)	(401,320)
Amortization of debt financing costs	63,076	473,545
Loss on lease termination	328,044	-
Loss on forfeiture of warrants in Full Glass	754,717	-
Impairment loss on short-term promissory note receivable	-	1,600,000
Inventory reserve	1,061,913	454,310
Loss on sale of investment in De Soi	363,982	-
Gain on sale of Winc DTC	-	(17,482,322)
Changes in operating assets and liabilities, net of asset acquired and liabilities assumed		
Accounts receivable	861,996	1,476,769
Inventory	(3,389,003)	1,450,455
Prepaid expenses and other current assets	1,271,882	1,311,726
Accounts payable	762,225	329,932
Accrued expenses	3,332,732	436,370
Interest receivable	162,689	(404,654)
Interest payable	(230,382)	808,550
Operating leases	4,915	(22,641)
Deferred revenue	-	(302,954)
Contract liabilities	2,919,690	-
Net cash used in operating activities	(5,806,377)	(4,153,387)
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to related parties, net	(326,050)	(391,102)
Purchase of property and equipment, net disposals	(12,900)	(3,836)
Purchase of intangible assets	-	(13,052)
Acquisitions of businesses, net of cash received	-	(7,529,528)
Proceeds from sale of Winc DTC	-	250,000
Sale of investment	500,000	-
Proceeds from notes receivable	4,951,606	1,276,592
Deposits	-	(318,521)
Net cash provided by (used in) investing activities	5,112,656	(6,729,447)

See accompanying notes to these consolidated financial statements.

AMASS Brands Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024 (as restated)	2023
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on merchant advances	$ -	$ (58,553)
Proceeds from loans payable	2,500,000	6,275,000
Repayments of loans payable	(2,239,936)	(4,852,948)
Proceeds from (repayments of) secured credit facility, net	(1,415,572)	4,917,465
Proceeds from issuance of Series B Preferred Stock	1,671,456	4,019,995
Offering costs	(145,138)	(119,557)
Proceeds from exercise of stock options	525	10,500
Proceeds from exercise of warrants	79,296	-
Net cash provided by financing activities	450,631	10,191,902
NET CHANGE IN CASH AND CASH EQUIVALENTS	(243,090)	(690,932)
Effect of exchange rate changes on cash and cash equivalents	(2,939)	47,228
CASH AND CASH EQUIVALENTS, beginning of year	939,975	1,583,679
CASH AND CASH EQUIVALENTS, end of year	$ 693,946	$ 939,975
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 38,706	$ -
Cash paid for interest	$ 1,432,427	$ 1,682,911
NONCASH INVESTING AND FINANCING ACTIVITES		
Conversion of convertible notes and accrued interest to preferred stock	$ -	$ 1,000,000
Conversion of promissory notes payable and accrued interest to preferred stock	$ 293,398	$ -
Warrants issued with promissory notes	$ -	$ 441,273
Right-of-use asset	$ -	$ 1,637,688
Conversion of SAFEs to Series B Preferred Stock	$ -	$ 1,650,000

See accompanying notes to these consolidated financial statements.

Note 1 – Organization and Nature of Business

AMASS Brands Inc. (AMASS), is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcohol beverages and self-care products through wholesale and online platforms globally.

In December 2022, AMASS formed three wholly owned subsidiaries, Project Crush Acquisition Corp LLC (PCAC), Project Crush DTC Sub LLC (DTC Sub), and Project Crush DTB Sub, LLC, for its anticipated asset purchase of Winc, Inc. (Winc). In February 2023, the Project Crush DTB Sub, LLC, changed its legal name to Maison Thomas, LLC (Maison Thomas).

The asset purchase of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for purchase through direct-to-consumer (Winc.com DTC) ecommerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based ecommerce portion was sold, resulting in the retention of summerwater.com and the wholesale wine channels. Products are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally (see Note 5 Acquisitions and Disposition for additional information).

In September 2024, the Company purchased 50.0001% of 222 Spirits Holdco, LLC, and its two wholly owned subsidiaries, 222 Spirits Company, LLC, and 222 Spirits Management Holdco, LLC (collectively, 222 Spirits), which is accounted for as a business acquisition. (see Note 5 Acquisitions and Disposition for additional information).

Note 2 – Liquidity and Capital Resources

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had not generated profits until the year ended December 31, 2023, where the $4,875,375 in profits primarily resulted from the $17,482,322 gain realized on the sale of the Winc.com DTC business unit. In 2024, the Company incurred a comprehensive loss of $15,251,169. Further, the Company has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023. These factors, among others, raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock and loans. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

Note 3 – Summary of Significant Accounting Policies

Basis of accounting – The accompanying consolidated financial statements are prepared under the accrual method of accounting using accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's fiscal year-end is December 31. Certain prior period amounts have been reclassified to conform to current year presentation.

Principles of consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries in which it owns a controlling interest in and variable interest entities where the Company was determined to be the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation. AMASS, along with Art + Plants, PCAC, DTC Sub, Maison Thomas, Resonant Subholdings, LLC ("Resonant"), and 222 Spirits make up "the Company."

The Company evaluates its relationships with other entities to identify whether they are variable interest entities ("VIE") as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation ("ASC 810"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. The Company evaluated whether it was the primary beneficiary as it pertains to Resonant and determined that the Company was the primary beneficiary. The Company made this determination due to its obligation to absorb losses and perform on its debt. The separate assets and liabilities of Resonant relate to the Secured Promissory Note described in Note 10 for which the Company makes the payments for and guarantees, and the Trademark sold to it as described in Note 15. Resonant had no other operations and was formed solely to hold the debt and trademark which have been consolidated.

Use of estimates – The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to inventory, reserve for expected credit losses, valuation of investments at fair value, revenue recognition, valuation of acquisitions, valuation of loss contracts, impairment, and the valuations of common stock and related stock options and warrants. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of credit risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2024 and 2023, all the Company's cash and cash equivalents were held at accredited financial institutions.

Fair value option – ASC 825, *Financial Instruments* (ASC 825), allows for entities to elect the "fair value option," which permits entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value. The decision to elect the fair value option is: (a) applied on an instrument-by-instrument basis (except as delineated within the guidance of ASC 825); (b) irrevocable, unless a new election date occurs; and (c) applied to an entire instrument.

Entities may elect the fair value option for several defined items, including a recognized financial asset and financial liability (with certain specified exceptions). The fair value option may not be elected for several items as defined in ASC 825, including an investment in a subsidiary or an interest in a variable interest entity that is required to be consolidated.

The election of recognition under the fair value option is irrevocable unless another election date occurs. The fair value option need not be applied to all instruments issued or acquired in a single transaction. A financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option. An investor in an equity security may elect the fair value option for its entire investment in that security, including fractional shares.

The Company has elected the fair value option on its equity investment in De Soi, Inc. ("De Soi"). Management determined to elect the fair value option on these investments in order to provide more useful information to the shareholders regarding the performance of its investment.

Fair value measurements – Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

> **Level 1** – Quoted prices in active markets for identical assets or liabilities.

> **Level 2** – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

> **Level 3** – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The investments at fair value are measured using Level 3 inputs. Measurement of fair value using Level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ from the values that would have been used had observable quotations in an active market existed, the differences could be material.

Except for investments at fair value, the carrying amounts of the Company's assets and liabilities, which are defined as financial instruments pursuant to U.S. GAAP, approximate fair value due to their short-term nature.

The following table presents changes in Level 3 assets measured at fair value for the years ended December 31, 2024 and 2023:

Investments at Fair Value	Amount
Balance, December 31, 2022	$ 5,177,159
Change in fair value	401,320
Balance, December 31, 2023	5,578,479
Sale of De Soi common stock	(500,000)
Loss on sale of De Soi common stock	(363,982)
Change in fair value	212,240
Balance, December 31, 2024	$ 4,926,737

Valuation techniques and inputs – The Company's financial instruments measured at fair value on a recurring basis include investments at fair value, which are classified as Level 3 due to significant unobservable inputs used in their valuation.

The fair value of the Company's investment at fair value is sensitive to changes in key unobservable inputs such as valuation multiples, volatilities, and financial projections. If these assumptions were to change materially, it could significantly impact the fair value conclusions. There were no changes in the valuation techniques used to determine the fair value of Level 3 instruments during the years ended December 31, 2024 and 2023.

To value the investment at fair value, the Company used a market based approach by identifying similar companies, applying multiples of revenues and liquidation waterfall to reach the Company's equity value, considering discounts for lack of marketability and including weighting for transactions where we sold stock.

The Company sold a portion of its investments in 2024, which caused losses. These losses were incurred for strategic reasons and not necessarily the value the Company would get for its highest and best use. However, such was used as an input in determining fair value.

At-cost investments – In accordance with ASC Subtopic 321-10-35-2, *Investments - Others - Cost Method Investments*, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of operations.

Foreign currency translation – The functional currency of the Company's foreign subsidiaries is generally the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate for the period. The resulting translation adjustments are recognized as a component of accumulated other comprehensive loss. Gains or losses resulting from foreign currency denominated transactions are included in accumulated other comprehensive loss.

Business combinations – The Company accounts for business combinations under ASC 805, *Business Combinations*, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Cash and cash equivalents – The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net – Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. The Company evaluates the creditworthiness of its customers prior to extending credit and monitors the aging and collectability of receivables on a continuous basis. Accounts receivable are generally written off when deemed uncollectible, and recoveries of receivables previously written off are recognized when received. Generally, no interest is charged on past-due accounts.

In accordance with FASB Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"), the Company establishes an allowance for expected credit losses on financial assets, including trade and other receivables, at each reporting date. The allowance reflects management's estimate of lifetime expected credit losses based on historical collection experience, the type and credit quality of the customer, the age of outstanding receivables, and current and expected future economic conditions.

Management uses the best information available to make these estimates; however, future adjustments may be required if there are significant changes in customer financial condition or broader economic trends. As of December 31, 2024 and 2023, the Company had a reserve for expected credit losses of $204,957 and $343,573, respectively. The beginning balance of accounts receivable at January 1, 2023, was $423,285, net of a reserve for expected credit losses of $297,072.

Inventory – Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method and consist of components, finished goods, and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and equipment, net – Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Property and equipment are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2024 and 2023, the Company's property and equipment were depreciated over five years, and leasehold improvements are amortized over the shorter of one to five years or the lease life. Additions and improvements are capitalized, while routine repairs and maintenance are charged to expense as incurred

Leases – The Company accounts for leases under the provisions of FASB ASC 842, *Leases*, and recognizes the following for all leases (with the exception of short-term leases):

- A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis.

- A right-of-use (ROU) asset, which represents the lessee's right to use or control the use of a specified asset for the lease term.

Under ASC 842, the Company determines whether the arrangement is or contains a lease at inception. Operating and finance leases will be recognized on the consolidated balance sheet as ROU assets and lease liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company will utilize the risk-free rate, a rate for a U.S. Treasury security for a similar term, as permitted by ASC 842.

The Company leases property under agreements classified as operating leases. Such leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Certain of the Company's leases include renewal options and escalation clauses; renewal options have not been included in the calculation of the lease liabilities and ROU assets unless the Company is reasonably certain to be exercising the options. The Company has elected the short-term lease recognition exemption for certain leases, which are less than 12 months in duration. This means, for those leases that qualify, ROU assets or lease liabilities will not be recognized. See Note 16 for details.

Intangible assets, net – Intangible assets consist of capitalized website development costs, tradenames and transferred intellectual property, customer base, and non-competes. Intangible assets have been determined to have definite lives and are amortized on a straight-line bases over their estimated economic lives which range from 5 to 15 years. Website development costs are amortized over two years.

Impairment of long-lived assets – The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC Subtopic 360-10-35, *Property, Plant, and Equipment – Overall – Subsequent Measurement* (ASC 360). In accordance with ASC 360, the Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, *Intangibles-Goodwill and Other* (ASC 350). Goodwill is tested at least annually in the fourth quarter, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill. For the years ended December 31, 2024 and 2023, impairment losses of $322,049 and $264,713, were recognized, respectively.

Income taxes – The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Convertible instruments – U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

Convertible preferred stock – ASC 480, *Distinguishing Liabilities from Equity,* includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Future equity obligations – The Company has issued Simple Agreements for Future Equity (SAFEs) in exchange for cash financing. These funds were classified as long-term liabilities prior to their conversion into shares. The Company has accounted for its SAFE investments as derivatives liabilities under the ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. During the year ended December 31, 2023, SAFE notes were converted to stock (see Note 10) and there were no remaining SAFEs outstanding as of December 31, 2024 and 2023.

Stock-based compensation – The Company accounts for stock-based compensation costs under the provisions of ASC 718, *Compensation—Stock Compensation*, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, advisors, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue recognition – The Company recognizes revenue under FASB ASC 606, *Revenue from Contracts with Customers*. The Company derives its revenue primarily through the sale of alcohol and non-alcoholic spirits, wine, seltzers, and personal care products in both wholesale and direct to consumer channels. Spirits, wine, and seltzer end customers consist primarily of retailers, bars, and restaurants, while personal care products are sold to wholesalers, retailers, and direct-to-consumer via e-commerce. The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer,
- Identification of the performance obligations in the contract,
- Determination of the transaction price,
- Allocation of the transaction price to the performance obligations in the contract, and
- Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company's revenue generating activities have a single performance obligation and are recognized when the ordered goods are shipped to the end customer, which is when control transfers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. The Company's sales terms do not typically allow for a right of return on sales to wholesale and distributor customers except for matters related to any manufacturing defects. Amounts billed to customers for shipping and handling are included in net revenues.

As the Company's standard payment terms are less than one year, the Company has elected, as a practical expedient, to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable source that depicts the price as if sold to a similar customer in similar circumstances. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing component as payments are received at or shortly after the point of sale.

Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. The Company has concluded that none of the costs it has incurred to obtain and fulfill its sales contracts meet the capitalization criteria, and as such, there are no costs deferred and recognized as assets on the balance sheet at December 31, 2024 and 2023.

Net revenues reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets, including discounts offered to the end customer. The determination of the reduction of the transaction price for variable consideration requires certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. Management estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results, and expectations of customer and consumer behavior. All such estimates were not material for the years ended December 31, 2024 and 2023.

Further, the Company offers discounts on e-commerce transitions such as first order discounts, free shipping on sales over certain thresholds, subscription discounts, and bundled set discounts. All e-commerce discounts are included as part of net revenues on the statements of operations and known at the time of the transaction.

Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. Excise taxes were not material to the consolidated financial statements for the years ended December 31, 2024 and 2023.

Cost of net revenues – Cost of net revenues consists of the costs of inventory sold, which includes inbound freight, and production and fulfillment-related payroll. Outbound freight, third-party logistics costs, customs and duties, packaging materials, payment processing fees, and other fulfillment costs are also included in cost of net revenues. Shipping and handling costs amounted to $607,256 and $2,929,200 for the years ended December 31, 2024 and 2023, respectively.

Sales and marketing expenses – Sales and marketing expenses include all expenditures incurred to market or sell products. These costs include expenditures by the sales team while in the field, marketing and advertising costs, distributor costs, and payroll costs for the sales, marketing, and digital departments.

Advertising costs – Advertising costs are expensed in the period incurred and are included as sales and marketing expenses in the consolidated statements of operations. Advertising costs amounted to $45,322 and $197,157 for the years ended December 31, 2024 and 2023, respectively.

General and administrative expenses – General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. These costs are expensed as incurred.

Research and development expenses – Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Net earnings (loss) per share – Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings (loss) per share on the statements of operations. Diluted net earnings (loss) per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net income (loss) per share if their inclusion would be anti-dilutive. The details of the earnings per share calculations for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended	
	2024	2023
Basic earnings (loss) per share computation		
Net income (loss)	$ (15,255,528)	$ 4,875,375
Weighted-average number of shares outstanding - basic	8,132,263	7,272,618
Basic earnings per share	$ (1.88)	$ 0.67
Net income (loss)	$ (15,255,528)	$ 4,875,375
Weighted-average number of shares outstanding - basic	8,132,263	7,272,618
Dilutive effect of converted preferred stock	–	17,859,133
Dilutive effect of stock options	–	281,898
Dilutive effect of common stock warrants	–	479,861
Weighted-average number of shares outstanding - diluted	8,132,263	25,893,510
Diluted earnings (loss) per share	$ (1.88)	$ 0.19

Recently adopted accounting pronouncements

Segment reporting – In November 2023, the FASB issued a standard requiring disclosures, on an annual and interim basis, of significant segment expenses and other segment items that are regularly provided to the CODM as well as the title and position of the CODM. We adopted these disclosures for our annual period ending December 31, 2024. The amendments in this standard were applied retrospectively to all prior periods presented in the financial statements (see Note 17).

Accounting pronouncements not yet adopted

Income taxes – In December 2023, the FASB issued a standard to enhance the transparency and decision usefulness of income tax disclosures. This standard requires public companies to disclose (i) specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, (ii) the amount of income taxes paid disaggregated by federal, state, and foreign taxes and disaggregated by material individual jurisdictions, and(iii) income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state, and foreign. We are required to adopt these disclosures for our annual period ending December 31, 2026, with early adoption permitted and this standard may be applied retrospectively. We expect this standard to impact our disclosures with no material impacts to our results of operations, cash flows, or financial condition.

Disaggregation of income statement expenses – In November 2024, the FASB issued a standard requiring disaggregated information about certain income statement expense line items to be disclosed on an annual and interim basis. We are required to adopt these disclosures for our annual period ending December 31, 2028, with early adoption permitted and this standard may be applied retrospectively. We expect this standard to impact our disclosures with no material impacts to our results of operations, cash flows, or financial condition.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 4 – Restatement of Financial Statements

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2024, we identified certain errors in the accounting for loss contracts, stock-based compensation expense related to the fair value of the warrants granted in 2024, the fair value calculation of impairment of goodwill, and the valuation methodology of the Company's investment in Full Glass, as well as certain related classification within the statement of cash flow, compared to previously publicly reported amounts.

Loss contracts – We identified that it was probable that some of its long-term contracts would incur losses in future periods. See Note 9 for further discussion.

Stock-based compensation expense – We failed to sufficiently consider for the fair value of warrants granted in 2024. We did not take into account recent sales of common stock as a data point in considering fair value. As such, the Company increased stock-based compensation expense by $368,432 to account for the increase in fair value granted.

Goodwill impairment – In our analysis of goodwill impairment for the Gem & Bolt acquisition, it inappropriately included intercompany accounts that should have been excluded from the net asset value calculation for the reporting unit. As such, we increased impairment loss by $138,000.

Investment in Full Glass – Upon re-review of the Company's financials, we determined that there was no formal election to move to the fair value option for the investment in Full Glass and accordingly, the initial election should remain. As such, we adjusted the classification of the investment from Investments at fair value to Investments at cost on the balance sheet, removed the unrealized gain in fair value related to the investment in Full Glass of $402,768, and reduced the value of the investment by $754,717 to reflect the Company's forfeiture of its warrants in Full Glass (See Note 8) which was not previously reflected.

Cash Flow – Upon review of the Company's cash flow, we determined that repayments of promissory notes receivable were inappropriately included in cash flows from financing activities when they should have been reflected as investing activities as it pertained to the principal and operating activities as it pertained to the interest receivable. Accordingly, $5,120,000 previously reported as proceeds in financing activities were allocated to investing and operating activities. Similarly, certain payments on interest payable for 181,684 were included in financing activities, when they should have been operating activities. These, in addition to the effects of other restatement matters above, changed the results of the statement of cash flow as summarized below.

As a result, the Company restated its previous issued financial statements for the year ended December 31, 2024.

The following table summarizes the impact of the restatement on the Company's previously issued financial statements for the year ended December 31, 2024:

Line Item	As of and for the year ended December 31, 2024		
	As previously reported	Restatement adjustment	As restated
Cost of spirits & wine revenues	12,182,046	–	12,182,046
Cost of other revenues	4,479,763	(767,704)	3,712,059
Loss on contracts	–	3,687,394	3,687,394
Total cost of net revenues	**16,661,809**	**2,919,690**	**19,581,499**
Operating expenses:			
Sales and marketing	4,122,121	–	4,122,121
General and administrative	9,671,062	368,432	10,039,494
Research and development	168,365	–	168,365
Impairment loss	184,049	138,000	322,049
Total operating expenses	**$ 14,145,597**	**$ 506,432**	**$ 14,652,029**
Other income (expense):			
Interest income	117,523	–	117,523
Interest expense	(1,805,985)	–	(1,805,985)
Other expense, net	(459,586)	(754,717)	(1,214,303)
Gain on sale of business	–	–	–
Unrealized gain on investment at fair value	615,008	(402,768)	212,240
Total other income (expense)	**$ (1,533,040)**	**$ (1,157,485)**	**$ (2,690,525)**
Net income (loss)	**$ (10,671,921)**	**$ (4,583,607)**	**$ (15,255,528)**
Basic earnings per share	**$ (1.31)**	**$ (0.56)**	**$ (1.88)**
Diluted earnings per share	**$ (1.31)**	**$ (0.56)**	**$ (1.88)**
Investments at fair value	**$ 6,829,505**	**$ (1,902,768)**	**$ 4,926,737**
Investments at cost	**$ –**	**$ 745,283**	**$ 745,283**
Goodwill	**$ 8,843,994**	**$ (138,000)**	**$ 8,705,994**
Contract liabilities	**$ –**	**$ 2,919,691**	**$ 2,919,691**
Additional Paid-in Capital	**$ 35,513,062**	**$ 368,432**	**$ 35,881,494**
Accumulated deficit	**$ (21,543,706)**	**$ (4,583,607)**	**$ (26,127,313)**
Cash flows from operating activities	**$ (5,808,023)**	**$ 1,646**	**$ (5,806,377)**
Cash flows from investing activities	**$ 161,050**	**$ 4,951,606**	**$ 5,112,656**
Cash flows from financing activities	**$ 5,403,883**	**$ (4,953,252)**	**$ 450,631**

Note 5 – Acquisitions and Disposition

222 Spirits acquisition – On September 19, 2024, the Company entered into an Asset Purchase Agreement to acquire 50.0001% of the equity stake in 222 Spirits Holdings, LLC. The Company issued 2,220,150 shares of Series B-3 Preferred Stock as total consideration for the transaction.

The acquisition transaction resulted in a change in control and AMASS was determined to be the legal and accounting acquirer. Accordingly, AMASS has applied the acquisition method of accounting and elected to apply pushdown accounting to establish a new basis of accounting. The assets acquired and liabilities assumed are accordingly measured at their estimated fair values.

The estimated fair values of the assets and liabilities at the date of the acquisition were determined by applying established valuation techniques, based on information that management believed to be relevant to this determination. Working capital was recorded at the net book value as of the date of the transaction, as the net book value approximates fair value.

The identifiable intangible assets consist primarily of tradenames. The tradename was valued using the relief from royalty method considering royalty rates for the industry and projected future revenues. Goodwill represents the excess of the consideration over the fair value of the tangible and intangible net assets acquired. Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is allocated to the spirits segment.

The purchase price was valued as follows:

Equity	$	5,000,000
Fair value of noncontrolling interest		4,999,980
Total	$	9,999,980

The new basis of assets acquired and liabilities assumed as of the date of the transaction is as follows:

Accounts receivable	$	436,946
Inventory		1,779,390
Prepaids and other current assets		203,442
Tradename		620,774
Accounts payable and accrued expenses		(588,081)
Loans payable		(14,570)
Net assets acquired		2,437,901
Goodwill		7,562,079
Total	$	9,999,980

Unaudited Pro Forma Financial Information – The following unaudited pro forma financial information presents the Company's financial results as if the 222 Spirits acquisition had occurred as of January 1, 2024. The unaudited pro forma financial information is not necessarily indicative of what the financial results actually would have been had the acquisitions been completed on this date. In addition, the unaudited pro forma financial information is not indicative of, nor does it purport to project, the Company's future financial results. The following unaudited pro forma financial information includes incremental intangible asset amortization as a result of the acquisition. The pro forma information does not give effect to any estimated and potential cost savings or other operating efficiencies that could result from the acquisition:

		Year Ended December 31, 2024
Revenue	$	23,9987,757
Net loss	$	(16,299,532)
Net loss per share – basic and diluted	$	(2.00)

Winc acquisition and partial disposition – In December 2022, the Company entered into a debtor-in-possession credit facility (DIP) to fund Winc during the Company's section 363 asset acquisition. Under the DIP, the Company paid $2,000,000 in December 2022 and an additional $1,500,000 in January 2023. Total interest and credits earned on the DIP was $133,832 and was considered part of the purchase consideration on January 23, 2023, along with the principal, as part of the Company acquisition of Winc.

In January 2023, the Company finalized the Asset Purchase Agreement to acquire substantially all of the assets and liabilities from Winc out of bankruptcy through a Section 363 sale. The Company considers the net assets acquired through the Winc transaction to be two business units: wholesale and Winc.com DTC. The Company paid $11,000,000 in total consideration, of which $3,500,000 was paid through the DIP principal, $133,832 through DIP-related fees and credits, $6,014,107 in cash, and $1,352,061 in assumed net liabilities.

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date.

Total fair value of the purchase price consideration as of January 2023 was determined as follows:

Cash	$	6,014,107
Debtor-in-possession credit facility		3,633,832
Assumed net liabilities		1,352,061
Total	$	11,000,000

The Company has made an allocation of the purchase price to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Accounts receivable	$	3,240,300
Inventory		17,692,531
Prepaids and other current assets		2,890,406
Property and equipment		167,719
Right-of-use lease asset		477,328
Intangible assets		3,869,660
Deposits		13,640
Accounts payable and accrued expenses		(3,422,058)
Lease liabilities		(515,357)
Deferred revenue		(13,678,882)
Net assets acquired		10,735,287
Goodwill		264,713
Total	$	11,000,000

Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes. The goodwill was removed as part of the Winc.com DTC disposition described below.

Unaudited pro forma financial information has not been presented, as the acquisition occurred in January 2023 and, accordingly, the Company's consolidated results of operations for the year ended December 31, 2023, include substantially all of Winc's operating activity.

In June 2023, the Company sold the Winc.com DTC business unit for total consideration of $11,000,000 in the form of a $5,250,000 Secured Senior Promissory Note ($5,500,000 net of $250,000 cash received immediately), a $4,000,000 Secured Subordinated Promissory Note, 39,500 Common Units of equity in the buyer, and warrants to purchase 40,000 Common Units of equity in the buyer (the Winc.com Sale). The warrants have an exercise price of $0.01 and have a five-year maturity. The notes were initially to mature on December 31, 2023, but were amended to extend the maturity through April 30, 2025. In February 2024, the Company amended its Secured Promissory Notes receivables. The Company reduced the principal by $1,600,000, forgave all default interest, and reduced the monthly minimum payment to $150,000 in exchange for a lump payment of $3,650,000. The balance due on the Secured Promissory Notes receivable was $421,653 and $5,535,949 as of December 31, 2024 and 2023, respectively.

In relation to the disposition, the Company was relieved of net liabilities of $6,482,322. Based on the consideration received and net liabilities relieved, the Company recognized a gain on sale of $17,217,609 ($17,482,322, net of goodwill impairment of $264,713), as shown in the consolidated statement of operations for the year ended December 31, 2023.

The net revenues attributable to Winc.com DTC were $12,778,022 and cost of goods sold $8,063,522 in the consolidated statement of operations for the year ended December 31, 2023. Since the operating expenses and cash flows are not clearly distinguishable from other aspects of operations neither item is being reported.

The Company has made an allocation of the sale price in regard to the disposition and assets relieved liabilities assumed as of the sale date. The following table summarizes the purchase price allocation:

The sale price consideration as of June 2023 was determined as follows:

Promissory notes receivable	$	9,500,000
Investment in purchasing company		1,500,000
Total	$	11,000,000

The Company has made an allocation of the sale price to the assets sold and the liabilities relieved as of the sale date. The following table summarizes the sale price allocation:

Inventory	$	5,286,396
Intangible assets, net		440,550
Cash consideration to pay off debt		1,242,113
Accounts payable		(75,453)
Deferred revenue		(13,375,928)
Net liabilities relieved	$	(6,482,322)
Sale price		11,000,000
Gain on sale	$	17,482,322

Note 6 – Inventory, net

Inventory, net consisted of the following as of December 31, 2024 and 2023:

		2024		2023
Raw materials	$	2,802,258	$	1,715,154
Work in process		5,417,094		2,087,393
Finished goods		9,085,465		8,625,500
Inventory reserve		(1,986,114)		(1,211,721)
Total inventory, net	$	15,318,703	$	11,216,326

As of December 31, 2024 and 2023, the Company had $29,711 and $1,286,737, respectively, in deposits for inventory purchases and production runs, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Note 7 – Long-Lived Assets

Property and equipment, net – Property and equipment, net consists of the following:

		2024		2023
Plant and equipment	$	126,345	$	175,629
Office and storage equipment		38,495		38,502
Furniture and fixtures		183,322		183,332
Leasehold improvements		314,518		372,424
Property and equipment, gross		662,680		769,887
Less: accumulated depreciation and amortization		(494,501)		(463,163)
Property and equipment, net	$	168,179	$	306,724

Depreciation and amortization expenses of $121,776 and $163,500 were included in general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively.

Intangible assets, net – Intangible assets, net consist of the following:

		2024		2023
Website development	$	130,538	$	130,538
Tradename/transferred IP		788,005		167,231
Customer base		44,267		44,267
Non-competes		3,857		3,857
Brand names		3,264,000		3,264,000
Intangible assets, gross		4,230,667		3,609,893
Less: Accumulated amortization		(1,166,427)		(624,711)
Intangible assets, net	$	3,064,240	$	2,985,182
Goodwill	$	8,705,994	$	1,465,964

Amortization expense was $541,716 and $622,341 for years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

Goodwill – The Company tests goodwill for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount.

During the year ended December 31, 2024, the Company identified triggering events indicating a potential impairment of goodwill. These indicators included a significant decline in the Company's decline in revenue in a reporting unit, and lower-than-expected financial performance in certain reporting units. As a result of these indicators, the Company performed an goodwill impairment test The Company utilized a market approach (comparable company analysis) to determine the fair value of the affected reporting units.

The impairment test concluded that the carrying value of goodwill related to the Gem&Bolt Asset Purchase and the associated reporting unit exceeded its fair value. Accordingly, the Company recognized a goodwill impairment loss of $322,049 during the year ended December 31, 2024, which is presented as a separate line item within operating expenses in the accompanying consolidated statement of operations and resulted in a reduction of the goodwill balance to $1,143,876 as of December 31, 2024. No triggering events occurred during the year ended December 31, 2023.

As part of the Company's acquisition of Winc in January 2023, the Company recorded $264,713 of goodwill. This goodwill was relieved as part of the Winc.com DTC Sale, as it was believed to be primarily associated with that business unit. There is no remaining goodwill as part of the Winc Acquisition as of December 31, 2023.

As part of the Company's acquisition of 222 Spirits in September 2024, the Company recorded $7,562,079 of goodwill. There were no triggering events during the period from acquisition to December 31, 2024.

Note 8 – Investments

De Soi – In August 2020, the Company entered into a joint venture to create De Soi, a celebrity-founded, non-alcoholic wine product company. De Soi first made its product available for sale in January 2022 through the release of three flavors available in both bottles and cans. The Company was granted 2,500,000 of 5,000,000 shares of common stock in De Soi for no consideration. In 2022, the Company acquired certain preferred stock and sold common stock, resulting in ownership of less than 50%, at which point De Soi ceased being a joint venture, as De Soi had raised outside capital in the year and the Company owned less than 50% of De Soi. In December 2024, the Company sold 340,864 shares of Common Stock to a related party for $500,000 and recognized a loss on sale of $363,982 which is included in other expenses in the accompanying consolidated statements of operations. Subsequent to year end in January 2025, the Company sold another portion of its investment in De Soi for $500,000.

At the valuation dates of December 31, 2024 and 2023, management used the market approach to determine the fair value of the Company's investment in De Soi was $4,926,737 and $5,578,479, respectively, which includes common stock and Series Seed holdings. The market approach was based on valuations related to financing transactions with third-party investors and market multiples of comparable companies, adjusted for certain time and market factors. An unrealized gain on investment of $212,240 was recognized, which is included in the accompanying consolidated statements of operations.

Full Glass – As partial consideration for the sale of the Winc.com DTC business unit (Note 5), the Company received 39,500 Common Units and warrants convertible to 40,000 Common Units of the buyer with a total implied value of $1,500,000. The warrants had an exercise price of $0.01 and have a five-year maturity. During the year ended December 31, 2023, the Company elected to record the investment at cost and evaluate the investment for impairment whenever a triggering event occurs. In February 2024, 8,892 of the Common Units were converted to Series A Preferred Units and the Company was awarded an additional 41,345 Common Units in consideration for the dilution the Company took on Full Glass' Series A as contemplated by the original contract with Full Glass. Further in February 2024, the Company entered into a Restatement Agreement in which it forfeited its warrants in exchange for a $3,500,000 lump payment on the promissory notes. As such forfeiture represented approximately half of the initial value of the investment, the Company reduced the value of the investment by $754,717 and recorded the loss as a component of other expense, net. As of December 31, 2024, no triggering events occurred and the investment had a value of $745,283.

Note 9 – Contract Losses

The Company records a provision when it is probable that total unavoidable costs to fulfill remaining obligations under customer contracts or firm purchase commitments will exceed the consideration or benefits expected to be received. The provision is measured at the best estimate of the expected loss, recorded in cost of goods sold, and remeasured each period for changes in estimates. Key estimates include remaining fulfillment costs, expected consideration (including variable amounts), and market pricing affecting purchase commitments.

The Company identified that it was probable that some of its long-term contracts would incur losses in future periods. As such, the Company expensed $3,687,394 in losses on contracts, which are showing in cost of goods sold on the consolidated statements of operations. The losses come from two categories of contracts: bulk wine and sales to Full Glass, as more fully described below.

Bulk wine – The Company's bulk wine losses run through wine expected to be received in 2025. As the Company has no plans or current ability to utilize the wines in production and the bulk wine market has declined since the inception of the contract, the Company recorded losses of $1,952,658 for wines it is contracted to receive over the next 12 months.

Full Glass Sales Commitment – In February 2024, the Company entered into a supplier agreement to sell wine to Full Glass at prices that are expected to result in losses over the contract term. In accordance with applicable accounting guidance, the Company recognized the estimated losses related to this contract in the period in which they became probable and reasonably estimable.

During the year ended December 31, 2024, the Company recorded expected contract losses of $1,734,736, which were recognized as a reduction of cost of other revenues associated with sales under the agreement. The total liability associated with loss contracts was $2,919,691 as of December 31, 2024, and is presented within accrued expenses and other current liabilities on the consolidated balance sheets.

Note 10 – Debt

Secured credit facility – In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the ABL). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (7.5% and 8.5% as of December 31, 2024 and 2023, respectively) plus 3.75% per annum. The Company also incurred one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matured in September 2025 with an automatic renewal for one year if not terminated before 60 days before the termination date. All obligations under the ABL are secured by a first-priority lien on substantially all of Maison Thomas and DTC Sub's tangible and intangible assets, including accounts receivable, inventory, equipment, general intangibles, and related proceeds, subject to customary exclusions. The outstanding balance on the ABL was $3,601,405 and $4,920,975 as of December 31, 2024 and 2023, respectively. Availability under the ABL was $3,152,918 as of December 31, 2024 and does not include the overdraw on bulk wine allowed for November through February each year.

Loans payable – In May 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program by the Small Business Administration (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2024 and 2023, the outstanding balance was $159,924 and $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $9,144 and $5,562 for the years ended December 31, 2024 and 2023, respectively.

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 were extended to July 2025. As of December 31, 2024 and 2023, the balance of Mezzanine Secured Notes was $992,564 and $1,181,860, inclusive of interest, respectively. One of the lenders of the Mezzanine Secured Notes was a related party, as is further discussed in Note 15.

In January 2023, the Company issued two Senior Secured Notes with shareholders in an aggregate principal amount of $5,000,000. The loans earned interest of $1,179,822 and matured in July 2023. In connection with these notes, the Company issued 645,315 warrants to purchase Series B Preferred Stock at an exercise price of $1.46 per share. The Company valued the warrants using the Black-Scholes option pricing model, using inputs described in Note 13, and determined that the relative fair value of the warrants was $441,273. The value of the warrants was recorded as a discount to the debt and accreted up through the maturity date. During the year ended December 31, 2023, the Company repaid one of the Senior Secured Notes through payment of $4,040,625. The Company amended the other note by extending the term through March 2024 and modifying the interest to 7.79% accruing monthly in arrears. The loans were fully paid in March 2024. As of December 31, 2023, the balance outstanding on the second Senior Secured Note was $1,539,196.

In February 2023, the Company issued a Mezzanine Secured Note with the principal value of $300,000. The note incurs interest for the first month at a monthly rate of 17% and after incurred interest at a monthly rate of 2%. The note was repaid in March 2024. Embedded in the note are warrants convertible to 68,194 shares of Common Stock at the exercise price of $1.46 per share with an exercise period of 3 years. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs described in Note 13, determined the relative fair value was negligible. As of December 31, 2023, the balance outstanding on the Mezzanine Secured Note was $47,994.

In April 2023, the Company issued a Senior Secured Note with the principal value of $300,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurred interest at a monthly rate of 2%. The note was repaid in March 2024. As of December 31, 2023, the balance outstanding on the Senior Secured Note was $390,000, inclusive of accrued interest.

In May 2023, the Company issued a Senior Secured Note with the principal value of $175,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurred interest at a monthly rate of 2%. The note was fully repaid in March 2024. As of December 31, 2023, the balance outstanding on the Senior Secured Note was $226,202, inclusive of accrued interest.

In April 2024, the Company issued a Secured Promissory Note with the principal balance of $2,500,000. The note accrues interest at $72,917 per month and matured in April 2025. It was subsequently extended to December 2025. The outstanding balance was $2,356,250 as of December 31, 2024, all of which was principal. The Company incurred and paid $656,250 of interest on the note as of December 31, 2024. The Company's trademark is held as collateral on this note. See Note 15.

Promissory notes payable – As of December 31, 2024 and 2023, the Company had promissory notes with the total outstanding principal balance of $1,650,000 and $1,900,000, respectively. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination to other debt instruments. In August 2024, one of the holders of the promissory notes received 104,226 shares of Series B-2 Preferred Stock as consideration for the outstanding principal balance of $250,000 and accrued interest of $43,397.

The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes is paid quarterly in arrears. The notes incurred $218,351 and $223,168 of interest expense for the years ended December 31, 2024 and 2023, respectively, of which $157,820 and $108,134 was payable at December 31, 2024 and 2023, respectively.

The promissory notes included warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life, was determined to be negligible.

SAFE notes – From July through December 2022, the Company issued SAFE Notes for $1,650,000. The SAFE Notes were to convert at a valuation cap of $35,000,000. During 2023, upon the Series B financing, the SAFEs converted into 1,126,740 shares of Series B Preferred Stock. No gain or loss was recognized as the value of the as converted Preferred Stock equaled the value of the SAFEs converted.

The aggregate maturities of the Company's debt subsequent to December 31, 2024, are as follows:

2025	$	6,411,303
2026		1,550,000
2027		100,000
Thereafter		164,570
Total	$	8,225,873

Note 11 – Convertible Notes

In December 2022, the Company issued a convertible note with the principal balance of $1,000,000. The note bore 14% interest if the Company did not close its acquisition of Winc; however, if the transaction closed no interest would be incurred. The note was convertible into Series B Preferred Stock and matured at the earlier of the DIP Lender's receipt of repayment or June 30, 2023. In June 2023, the note converted to 682,873 shares of Series B-1 Preferred Stock. Upon conversion of the convertible note, the lender received warrants for 682,873 shares of Common Stock at the exercise price of $1.46 per share. The fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life; the value, $6,829, was considered interest expense due to the discount and immediate accretion to the note.

As the Winc acquisition closed, no interest accrued on the convertible note.

Note 12 – Stockholders' Equity

Common stock – As of December 31, 2024, the Company was authorized to issue a total of 63,500,000 shares of Common Stock with $0.00001 par value.

Each holder of stock (both common and preferred) is entitled to one vote for each share of stock held. No distributions have been made for the years ended December 31, 2024 and 2023.

Preferred stock – The holders of Series B Preferred Stock are initially entitled to repayment amount at the greater of (i) the Original Issue Price of the Series B Preferred Stock, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event.

After holders of Series B Preferred Stock are repaid, the holders of shares of all other series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall on a pari passu basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

The Company authorized and had outstanding the following shares as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Authorized	Outstanding	Authorized	Outstanding
Common Stock	63,500,000	8,697,983	38,000,000	7,367,632
Series Seed-1 Preferred Stock	2,412,297	2,412,297	2,412,297	2,412,297
Series Seed-2 Preferred Stock	4,323,248	4,323,248	4,323,248	4,323,248
Series Seed-3 Preferred Stock	1,579,994	1,579,994	1,579,994	1,579,994
Series Seed-4 Preferred Stock	2,346,635	2,346,635	2,346,635	2,346,635
Series Seed-5 Preferred Stock	504,316	504,316	504,316	504,316
Series Seed Preferred Stock	1,362,530	1,362,530	1,362,530	1,362,530
Series A Preferred Stock	873,734	873,734	873,734	873,734
Series B-1 Preferred Stock	18,198,578	5,237,632	18,198,578	5,237,632
Series B-2 Preferred Stock	4,262,724	104,226	-	-
Series B-3 Preferred Stock	5,328,406	2,962,327	-	-

Stock transactions 2024 – During 2024, the Company issued 742,177 shares of Series B-3 Preferred Stock for cash proceeds of $1,671,456.

The Company issued 2,220,150 shares of Series B-3 Preferred Stock for the acquisition of 222 Spirits (Note 5).

The Company issued 104,226 shares of Series B-2 Preferred Stock as consideration for the repayment of a promissory note (Note 10).

The Company issued 8,750 and 1,321,601 shares of Common Stock for the exercise of stock options and warrants, for proceeds of $525 and $79,296, respectively.

Stock transactions 2023 – During 2023, the Company issued 3,428,019 shares of Series B-1 Preferred Stock for cash proceeds of $4,019,991 and the $1,000,000 in Series B-1 Preferred Stock deposit received in 2022. In connection with the offering, the Company incurred offering costs of $119,557.

Concurrent with the Series B-1 Preferred Stock financing, the Company issued 1,126,740 shares of Series B-1 Preferred Stock for conversion of SAFEs totaling $1,649,998 and 682,873 shares for convertible debt totaling $1,000,000 (Note 10).

During 2023, the Company issued 115,000 shares of common stock for the exercise of stock options and received cash proceeds of $10,500.

Note 13 – Stock-Based Compensation

Incentive stock options and non-qualified stock options – In September 2016, the Company adopted the 2016 Stock Plan (2016 Plan), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. As of December 31, 2024, the 2016 Stock Plan, as amended, authorized 5,178,390 shares. The options typically have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception. Stock options granted under the 2016 Plan typically vest over a four-year period with a one-year cliff, but also include grants that vest over shorter periods of time. As of December 31, 2024, the 2016 Plan had 1,449,155 shares, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	1,473,236	$ 0.12	
Granted	2,963,000	0.06	
Exercised	(115,000)	0.09	
Forfeited	(390,000)	0.16	
Outstanding as of December 31, 2023	3,931,236	0.06	
Exercised	(8,750)	0.06	$ 21,700
Forfeited	(665,917)	0.06	
Outstanding as of December 31, 2024	3,256,569	0.06	$ 8,063,977
Exercisable as of December 31, 2024	1,623,190	0.07	$ 4,013,200
Exercisable and expected to vest as of December 31, 2024	3,256,569	0.06	$ 8,063,977

The following table presents the range assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	2024	2023
Risk free interest rate	N/A	4.2%–4.9%
Expected dividend yield	N/A	0.0%
Expected volatility	N/A	75.0%
Expected life (years)	N/A	6.08

The total fair value of the options granted during the years ended December 31, 2024 and 2023, was $0 and $118,520, respectively. Stock-based compensation expense for stock options of $14,658 and $59,799 was recognized for the years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $67,110 as of December 31, 2024. The remaining expense is expected to be recognized over a weighted-average period of approximately 24 months.

During 2023, the Company modified all outstanding stock options to lower the strike price to the assessed fair market value of underlying common stock at the time of modification. The Company analyzed the value of the existing options and modified options immediately before and after modification using similar inputs to those above, adjusting for expected life and determined that the incremental value to the holder of the options was negligible.

Preferred Stock and Common Stock warrants – In the years ended December 31, 2024 and 2023, the Company entered into arrangements with its vendors and investors in which it provided Preferred Stock and Common Stock warrants (the warrants) in lieu of cash for goods and services provided or embedded in the Company promissory notes (see Note 10). The warrants generally have a term of five to ten years and are typically either fully vested at issuance or vest over four years with a one-year cliff.

Outstanding and exercisable Preferred Stock warrants amount to 1,328,185, with weighted-average exercise price at $1.46 per share at December 31, 2024 and 2023. Weighted average grant date fair value of the Preferred Stock warrants was $0.75 at December 31, 2023. There were no Preferred Stock warrants granted during the year ended December 31, 2024. Weighted-average years to expiration on outstanding Preferred Stock warrants was 1.10 and 2.11 years at December 31, 2024 and 2023.

In 2023, the Company granted the following Preferred Stock warrants: 645,315 were granted with loans payable (Note 10), 614,583 were granted to Series B investors, the value of which is both an addition and reduction to additional paid-in capital for no effect, and 68,287 warrants for compensation. The exercise price of all these warrants was $1.46 per share and had contractual maturity dates of three years.

A summary of information related to Common Stock warrants is as follows:

	Common Stock Warrants		Weighted Average Exercise Price
Outstanding as of December 31, 2022	1,007,700	$	0.35
Granted	2,258,502		0.57
Outstanding as of December 31, 2023	3,266,202	$	0.50
Granted	205,828		0.06
Exercised	(1,321,601)		0.06
Outstanding as of December 31, 2024	2,150,429	$	0.73
Exercisable as of December 31, 2024	2,150,429	$	0.73

	2024		2023	
Weighted average fair value of warrants granted during the year	$	1.84	$	0.03
Weighted average duration (years) to expiration of outstanding		4.66		5.38

In 2023, the Company granted the following Common Stock warrants: 1,439,582 for compensation and 818,920 for additional interest in relation to modification of notes. These warrants had exercise prices ranging from $0.06 to $1.46 with contractual maturity dates of 2.4-10 years.

In 2024, the Company granted warrants convertible to 205,828 of common stock for advisory services. The exercise price of these warrants was $0.06 with contractual maturity date of 5 years.

Warrant compensation totaled $378,437 and $108,908 for December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying statements of operations. There were no unrecognized compensation costs related to non-vested warrants as of December 31, 2024 and 2023, as all warrants were fully vested upon grant.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

Preferred Stock warrants	2024	2023
Risk free interest rate	N/A	3.7%–4.3%
Expected dividend yield	N/A	0.0%
Expected volatility	N/A	75.0%
Expected life (years)	N/A	3

	2024	2023
Weighted average fair value of warrants granted during the year	N/A	$ 0.75
Weighted average duration (years) to expiration of outstanding warrants at year-end	1.10	2.11

Common Stock warrants	2024	2023
Risk free interest rate	4.5%	3.5%–5.1%
Expected dividend yield	0.0%	0.0%
Expected volatility	65.0%	75.0%
Expected life (years)	5	2.4–10

Note 14 – Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for consolidated financial statement and income tax purposes. The differences relate primarily to tax to book differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2024 and 2023, the following table presents the deferred tax assets and liabilities by source:

	2024	2023
Deferred tax assets		
Net operating loss carryforwards	$ 9,323,810	$ 7,176,455
Temporary differences	2,279,320	858,757
Total deferred tax assets	11,603,130	8,035,212
Valuation allowance	(11,603,130)	(8,035,212)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $11,603,131 and $8,035,212 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowances increased by $3,567,918 and $2,922,388 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 25.6%. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss (NOL) carryforwards available to offset future taxable income totaling $34,734,654 and $27,267,845, respectively. NOLs generated in tax years 2017 and prior generally expire 20 years from the year in which they were incurred. NOLs generated in 2018 and subsequent years, which make up substantially all of the Company's NOLs are carried forward indefinitely, subject to limitations under current tax law.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

Note 15 – Related-Party Transactions

Due from related parties – The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, net amount due from the co-founder was $1,268,341 and $942,291, respectively. Interest earned in the years ended December 31, 2024 and 2023, on the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

Loan payable – related party – As discussed in Note 10, the holders of one of the Mezzanine Secured Notes was related party. The balance of Mezzanine Secured Notes due to that related party was $325,866 and $522,098 as of December 31, 2024 and 2023, respectively.

Related entity activity – During part of 2023, the Company shared certain activities with De Soi, including certain employees and office space. Transactions during the years ended December 31, 2024 and 2023 were immaterial and there were no balances due from De Soi at December 31, 2024 and 2023.

Loan payable – In April 2024, the Company sold the AMASS trademark to Resonant and entered into an arrangement under which the Company will repurchase the trademark from Resonant after repayment of the Secured Promissory note entered into concurrently with this transaction. The Company simultaneously entered into an exclusive, worldwide, royalty-free license that permits our continued use of the AMASS name for our product lines and marketing operations. Concurrently, a third-party investor loaned Resonant funds, which was secured by the underlying trademark. The Company received those funds which was memorialized into the Secured Promissory Note described in Note 11. As Resonant is a special purpose vehicle whose director is a related party, it is consolidated with the Company under variable interest entity ("VIE") as the Company is the primary beneficiary. Accordingly, the transaction of the sale of the trademark had no impact on the Company's consolidated financial statements, as all intercompany activity between the Company and Resonant was eliminated in consolidation. However, the Company recognized the related Secured Promissory Note and associated interest expense on its consolidated balance sheets and statements of operations. The note was structured in this manner to more fully secure the lender's position. Subsequent to the original April 2024 secured note, the Company and lender agreed to extend the maturity of the note through December 2025.

Note 16 – Commitments and Contingencies

Lease commitments – The Company's headquarters in Los Angeles, CA was leased on a month-to-month basis for the years ended December 31, 2024 and 2023. As such, there were no lease obligations as of December 31, 2024.

As part of the Winc acquisition in January 2023, the Company acquired contracts for two warehouses: one in Santa Maria, CA and the other in Bethel Township, PA. The Santa Maria lease expired in December 2023 and was renewed in January 2024 for a term of one year. The lease for the Bethel Township property, originally set to expire in December 2027, was terminated in July 2024. As a result, the related right-of-use (ROU) asset and lease liability were removed from the balance sheet. In addition, a lease deposit totaling $318,520 was forfeited upon termination.

For the years ended December 31, 2024 and 2023, the Company incurred office rent expense of $202,718 and $196,548, respectively, and warehouse rent expense of $940,354 and $891,298, respectively. Office and warehouse rent expense are components of general and administrative expenses in the accompanying consolidated statements of operations. No obligations exist on the Company's operating leases as of December 31, 2024.

Inventory commitments – See Note 4 for discussion on inventory commitments.

Contingencies – The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

Note 17 – Business Segment Information

Our internal management financial reporting consists of two business divisions: (i) Wine and (ii) Spirits and we report our operating results in three segments: (i) Wine, (ii) Spirits, and (iii) Corporate Operations and Other. In the Wine segment, our portfolio consists of premium imported and domestic wine brands across multiple varietals and price points. In the Spirits segment, our portfolio includes premium and craft spirits brands across categories such as gin, vodka, mezcal, tequila, and non-alcoholic. Amounts included in the Corporate Operations and Other segment consist of costs of corporate communications, corporate development, corporate finance, corporate strategy and growth, executive management, human resources, investor relations, IT, and legal. All costs included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are, therefore, not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in our CODM's evaluation of the operating income (loss) performance of the other reportable segments. Our CODM is our Chief Executive Officer. The business segments reflect how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting. Our CODM utilizes segment comparable operating income (loss) performance in deciding how to deploy capital in line with disciplined and balanced priorities. These priorities largely include investing in our people and our brands, making capital investments, and strategic acquisitions. Our CODM also monitors budgeted versus actual results in assessing segment operating performance and understanding underlying business trends.

Management excludes Comparable Adjustments from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these Comparable Adjustments, collectively referred to as comparable operating income (loss). We evaluate segment operating performance based on comparable operating income (loss) of the respective business units.

The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 3.

Segment information is as follows:

	Wine	Spirits	Corporate Operations and Other	Consolidated
For the year ended December 31, 2024				
Net revenues	$ 17,750,599	$ 1,727,757	$ -	$ 19,478,356
Cost of net revenues	12,009,473	845,499	-	12,854,972
Gross profit	5,741,126	882,258	-	6,623,384
	32.3%	*51.1%*		*34.0%*
Sales and marketing	4,229,998	426,820	-	4,656,818
	23.8%	*24.7%*		*23.9%*
General and administrative	5,547,501	1,350,598	2,650,841	9,548,940
	31.3%	*78.2%*		*49.0%*
Research and development	22,600	9,508	19,700	51,808
	0.1%	*0.6%*		*0.3%*
Comparable loss from operations	(4,058,973)	(904,668)	(2,670,541)	(7,634,182)
Comparable adjustments				(4,930,821)
Loss from operations				(12,565,003)
Other income (expense)				(2,690,525)
Provision for income taxes				-
Net income (loss)				(15,255,528)
Non-controlling interest net (loss)				(12,838)
Net income (loss) attributable to parent				(15,242,690)
Foreign currency translation adjustment				(8,479)
Total comprehensive loss				$ (15,251,169)

	Wine	Spirits	Corporate Operations and Other	Consolidated
For the year ended December 31, 2023				
Net revenues	$ 17,946,742	$ 1,412,256	$ -	$ 19,358,998
Cost of net revenues	12,551,302	695,873	-	13,247,175
Gross profit	5,395,440	716,383	-	6,111,823
	30.4%	*41.5%*		*31.4%*
Sales and marketing	2,658,436	868,471	87	3,526,994
	15.0%	*50.3%*		*18.1%*
General and administrative	5,944,318	1,588,331	1,997,614	9,530,263
	33.5%	*91.9%*		*48.9%*
Research and development	29,958	2,712	-	32,670
	0.2%	*0.2%*		*0.2%*
Comparable loss from operations	(3,237,272)	(1,743,131)	(1,997,701)	(6,978,104)
Comparable adjustments				(3,333,830)
Loss from operations				(10,311,934)
Other income (expense)				15,187,309
Provision for income taxes				-
Net income (loss)				4,875,375
Non-controlling interest net (loss)				-
Net income (loss) attributable to parent				4,875,375
Foreign currency translation adjustment				47,926
Total comprehensive loss				$ 4,923,301

Comparable adjustments were as follows:

	December 31, 2024	December 31, 2023
Net revenues		
Sales from divested business unit	$ 2,144,793	$ 14,025,542
Sales of bulk wine	45,376	99,312
Comparable adjustments, Net revenues	2,190,169	14,124,854
Cost of net revenues		
Cost of sales from divested business unit	2,012,136	9,332,404
Cost of sales of bulk wine	581,181	154,587
Cost of write-down of unutilized wine pre-acquisition	445,816	-
Loss on contracts	3,687,394	-
Comparable adjustments, Cost of net revenues	6,726,527	9,486,991
Selling, general, and administrative		
Cost of divested business unit	2,869	2,501,116
Overallocated selling & marketing costs	(308,892)	-
Stock-based compensation	378,437	168,708
Transaction services fees	-	3,437,156
Impairment	322,049	1,864,713
Comparable adjustments, Selling, general, and administrative	394,463	7,971,693
Comparable adjustments, Operating income (loss)	(4,930,821)	(3,333,830)

Sales from divested business unit relates to the sale of Winc.com in June 2023. All of those revenues pre-sale and associated costs are not part of our recurring business and are thus excluded from what the CODM views as regular operations. Along the same line, the sales from divested business unit also include sales and associated costs related to inventory sold to the buyer of winc.com post-sale. These revenues are not regular and part of the business' long-term business plans/strategy and occur because they have been cash accretive in nature.

The Company sold and is expected to sell excess bulk wine for losses on the bulk market. These are not part of the Company's regular operations and thus are excluded from the CODM's review of the wine business.

The Company wrote-down inventory that was acquired as part of the Winc acquisition in 2023. When the Company sold the winc.com business, it lost its ability to sell wine unwanted on the wholesale channel through the winc.com channel. As such, excess bulk wine that was identified and written down in 2024 was allocated to Corporate Operations and Other and was not considered to be a core/recurring operation for the business.

Overallocated selling & marketing costs are expenses billed by Corporate Operations and Other to the other segments. As the Corporate Operations ended up generating income from those services, it is excluded because they were intercompany incomes.

The Company does not include stock-based compensation in its evaluation of performance.

Loss contracts are removed because they were the result of the Company's historical acquisitions and not a result of core wine operations.

Transaction service fees were related to the acquisition of Winc in January 2023 and the sale of winc.com in June 2023.

Our principal area of operation is in the U.S. Current operations for one of the spirits brands is in Mexico. Revenues are attributed to countries based on the location of the customer.

Geographic data is as follows:

	December 31, 2024	December 31, 2023
Net revenues		
U.S.	$ 19,172,222	$ 18,644,344
Non-U.S.	306,134	714,654

The assignment of goodwill to reporting units has not been completed as of December 31, 2024.

Note 18 – Subsequent Events

Debt – In January 2025, the Company issued a promissory note with the principal value of $1,000,000. The note incurs interest at a rate of 6% per annum and has a maturity date in February 2026.

In August 2025, the Company had a technical breach of covenants on its credit facility.

De Soi – In January 2025, the Company transferred 237,270 shares of common stock of De Soi for $500,000. In February 2025, the Company transferred 505,051 shares of common stock of De Soi for a $1,000,000 reduction in principal on its senior loan.

SAFE – In February 2025, the Company issued a $500,000 SAFE note to an existing loan holder at a $5,000,000 post-money valuation cap in one of our subsidiaries.

Leases – The Company entered into a lease renewal with the Santa Maria warehouse. The lease term is January 1, 2025 to December 31, 2025 with monthly rent of $41,420.

Stock-based compensation – In January 2025, the Company issued warrants to purchase up to 642,686 shares of common stock at $0.08 per share. In February 2025, the warrants were exercised for the aggregate purchase price of $51,415.

Equity – In January 2025, the Company's board of directors authorized an increase in the number of shares of Common Stock issuable to 66,700,000, of which 63,500,000 are designated as Voting Common Stock and 3,200,000 are Non-Voting Common Stock.

In January 2025, the Company issued warrants to purchase up to 642,686 shares of common stock at $0.08 per share to the lender of the $1,000,000 debt described above. In February 2025, the warrants were exercised for the aggregate purchase price of $51,415.

In May 2025, the Company closed on a Reg CF Crowdfunding round, in which it raised $470,759 through the issuance of 185,247 shares of Non-Voting Common Stock. The Company opened a new Reg CF Crowdfunding round in September 2025 that is still open, as of the date these financial statements were available to be issued.

Promissory notes receivable – The promissory notes receivable were fully repaid in August 2025.

Management has evaluated subsequent events through October 31, 2025, the date the financial statements were available to be issued.